                                                  Filed Pursuant to Rule 424(b)5
                                         Registration Statement Number 333-47464
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus Supplement to Prospectus Dated November 9, 2000

                               [CMS ENERGY LOGO]

                                  $300,000,000

                        General Term Notes(R), Series F

                Due from 9 Months to 25 Years from date of issue
--------------------------------------------------------------------------------

THE COMPANY:

- We are a leading diversified energy company operating in the United States and around the world.

- CMS Energy Corporation
  330 Town Center Drive
  Dearborn, Michigan 48126
  (313) 436-9200

THE OFFERING:

- We will offer the Notes from time to time. When we offer Notes, a pricing supplement is filed with the Securities and Exchange Commission that describes the terms of the Notes.

- We intend to use the proceeds of the offering for general corporate purposes. If we decide to use the proceeds otherwise, we will indicate the use in the applicable pricing supplement.

THE NOTES:

- Maturity: Nine months to 25 years from date of issue.

- Interest Payments: Interest on the Notes will be at a fixed rate and will be paid monthly, quarterly or semi-annually in cash.

- Redemption: If provided in the pricing supplement, we can redeem some or all the Notes on at least 30 days' notice.

- The Notes will be issued in $1,000 increments.

- Ranking: The Notes rank equally in right of payment with our other existing and future senior unsecured debt.

--------------------------------------------------------------------------------

                                                           PER UNIT                   TOTAL
------------------------------------------------------------------------------------------------------
Price to Public                                        100%(1)              $300,000,000
Agent's Discount or Commission                         Not to exceed 4%     Not to exceed $12,000,000
Proceeds to Us                                         Not less than 96%    Not less than $288,000,000
------------------------------------------------------------------------------------------------------

(1) Unless we state otherwise in a pricing supplement, the price to the public for each Note will be equal to 100% of the principal amount of the Note.
--------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 13.
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      We will use J. W. Korth & Company as underwriters on this offering. The underwriters are not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities offered. See "Plan of Distribution" in the accompanying Prospectus. All agents will act as principals.
                       PRUDENTIAL SECURITIES INCORPORATED

          The Date of this Prospectus Supplement is December 15, 2000
-------------------------
(R) Registered service mark of J. W. Korth & Company

                               TABLE OF CONTENTS

Where to Find More Information.....    1
Prospectus Summary.................    2
Risk Factors.......................   13
Forward-Looking Information........   18
Ratio of Earnings to Fixed
  Charges..........................   19
Use of Proceeds....................   19
The Company........................   20
Description of General Term
  Notes(R).........................   26
Plan of Distribution...............   49
Legal Opinions.....................   50
Experts............................   50
Unaudited Pro Forma Financial
  Information......................  F-1

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and current reports, as well as other information, with the Securities and Exchange Commission. You may read and copy any reports or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the SEC's web site at http://www.sec.gov.

     We have securities listed on the New York Stock Exchange. You can inspect and copy reports and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" information into this registration statement. This means that we are disclosing important information to you when we refer you to another document that we filed separately with the SEC. Information incorporated by reference is considered to be part of this Prospectus, unless the information is updated by information in this Prospectus. This Prospectus incorporates by reference the documents listed below. We encourage you to read these additional documents because these documents contain important information about us and our finances.

             SEC FILINGS
          (FILE NO. 1-9513)                            PERIOD/DATE
          -----------------                            -----------
- Registration Statement on Form 8-B/A    November 21, 1996.
- Annual Report on Form 10-K              Year ended December 31, 1999.
- Quarterly Reports on Form 10-Q          Quarters ended March 31, 2000 and June
                                          30, 2000.
- Current Reports on Form 8-K             Filed February 1, 2000, May 1, 2000,
                                          June 5, 2000, July 6, 2000, August 15,
                                          2000, October 2, 2000, October 12,
                                          2000 and November 1, 2000.

     The documents we have filed with the SEC after the date of this Prospectus and prior to the termination of the offering made by this Prospectus are also incorporated by reference into this Prospectus.

     This Prospectus, which is part of the offering registration statement, does not contain all of the information found in the offering registration statement including various exhibits and schedules. We are incorporating by reference the offering registration statement.

     You may request copies of these filings, including the registration statement, at no cost, by writing or telephoning CMS Energy at the following address:

     CMS Energy Corporation
     Attn: Office of the Secretary
     Fairlane Plaza South, Suite 1100
     330 Town Center Drive
     Dearborn, Michigan 48126
     Telephone: (313) 436-9200

     You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from this information.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this document before making an investment decision. The terms "CMS," "CMS Energy," "Company," "Our" , "Us" and "We" as used in this prospectus supplement and the accompanying prospectus refer to CMS Energy Corporation and its subsidiaries.

     In this document, "Bcf" means billion cubic feet, "GWh" means gigawatt-hour, "KWh" means kilowatt-hour, "MBbls" means thousand barrels, "Mcf" means thousand cubic feet, "MMBoe" means million barrels of oil equivalent, "MMBbls" means million barrels, "MMcf" means million cubic feet, "MW" means megawatts, and "Tbtu" means trillion British thermal units.

                             CMS ENERGY CORPORATION

     CMS Energy is a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers is a public utility that provides natural gas or electricity to almost 6 million of the approximately 9.5 million residents in Michigan's lower peninsula. Enterprises, through subsidiaries, is engaged in a wide range of diversified energy businesses in the United States and in approximately 20 countries on five continents.

     Our assets and services are broad and include electric and natural gas utility operations; independent power production; natural gas transmission, storage and processing; oil and gas exploration and production; international energy distribution; and marketing, services and trading. In 1999,

          - Consumers' electric utility owned and operated 31 electric generating plants with an aggregate of 6,252 MW of capacity and served 1.7 million customers in Michigan's lower peninsula;

          - Consumers' gas utility owned and operated over 25,000 miles of transmission and distribution lines throughout the lower peninsula of Michigan, providing natural gas to 1.6 million customers;

          - CMS Generation had ownership interests in approximately 41 independent power plants with 8,110 MW gross and 3,713 MW net capacity. The plants are located primarily in the U.S., Argentina, Australia, Chile, India, Morocco, and Thailand;

          - CMS Gas Transmission owned and operated over 21,300 miles of pipelines with a daily capacity of approximately 10.0 Bcf per day. The pipelines are located in the U.S., Argentina, Australia, Chile and Tunisia. It also owns extensive gathering systems and processing facilities;

          - CMS Oil and Gas had proved reserves of 248 MMBoe and exploration and production activities in the U.S., Venezuela, Colombia, the Republic of Congo, Cameroon, Equatorial Guinea and Tunisia;

          - CMS Electric and Gas, our international energy distribution subsidiary, owned energy distribution interests in Venezuela, Argentina and Brazil, serving approximately 464,000 customers and recording sales of approximately 3,000 GWh;

          - CMS Marketing, Services and Trading marketed 470 Bcf of gas, 3,709 GWh of electricity, 23 MMBbls of crude oil and 6.5 MMBbls of natural gas liquids; and

          - Our various subsidiaries currently have ownership interests in projects under construction or in advanced stages of development, including approximately 2,700 MW of electric generation, 2.5 Bcf per day of pipeline throughput, 2 MMBbls of storage capacity, a 2,500 metric tons per day methanol production facility, and conversion of a natural gas pipeline to an 800 mile liquids product pipeline.

     In 1999 we had consolidated operating revenue of $6.1 billion, pre-tax operating income of $912 million and net income of $277 million. For the six months ended June 30, 2000, we had consolidated operating revenue of $3.4 billion, pre-tax operating income of $498 million and net income of $161 million.

                               BUSINESS STRATEGY

     Our objective is to be a leading diversified energy company developing energy facilities and marketing energy and related services in the United States and selected world growth markets. The key elements of our strategy to achieve this objective are as follows:

USE OUR NATURAL GAS PIPELINE BUSINESS FOR GROWTH OPPORTUNITIES ACROSS OUR OTHER BUSINESSES

     Our March 1999 acquisition of the Panhandle companies significantly enhanced our domestic natural gas pipeline business. We intend to use Panhandle as a platform for growth in the United States and derive added value through expansion opportunities for multiple CMS businesses. Our growth strategy around Panhandle includes enhancing the opportunities for other CMS businesses involved in electric power generation and distribution, mid-stream activities (gathering and processing), and exploration and production. By providing additional transportation, storage and other asset-based valued-added services to customers such as new gas fueled power plants, local distribution companies, industrials and end-users, marketers and others, we expect to expand our natural gas pipeline business. We also plan to convert certain Panhandle facilities to permit the throughput of liquid products.

EFFECTIVELY IMPLEMENT THE MICHIGAN ELECTRIC RESTRUCTURING LEGISLATION

     Our Consumers subsidiary is a leading generator and distributor of electricity and distributor of natural gas in the lower peninsula of Michigan. After several years of discussion and uncertainty in the Michigan electric utility industry, in June 2000 the Michigan legislature enacted electric utility restructuring legislation. The legislation requires an immediate 5% rate reduction for residential customers that will reduce our annual revenues. On October 24, 2000, the Michigan Public Service Commission ("MPSC") issued an order authorizing securitization of approximately $470 million in qualified costs plus the expenses of securitization. Ultimately, sale of the securitization bonds will be required for the full rate reduction offset to continue over the term of the bonds. The new legislation also provides for rate freezes and rate caps as more fully discussed below under "Recent Developments." In response, Consumers must develop cost-effective solutions to manage the challenges of the new legislation. For example, we intend to further intensify our efforts to manage costs including the management of fuel costs and purchased power costs in light of the rate freezes and rate caps.

     Without regard to the electric utility restructuring legislation, Consumers expects average annual growth of approximately 2.5% per year in electric system deliveries for the years 2000 to 2005 based on a steadily growing customer base. Also, Consumers currently anticipates gas deliveries, including gas customer choice deliveries (excluding transportation to the MCV Facility and off-system deliveries), to grow at an average annual rate of between 1% and 2% over the next five years based primarily on a steadily growing customer base.

EXPAND THE RANGE OF ENERGY-RELATED SERVICES

     In addition to the delivery of electricity and natural gas, we offer a variety of energy-related services to electric and gas customers. These services focus upon appliance maintenance, home safety, commodity choice and assistance to customers purchasing heating, ventilation and air conditioning equipment. We will continue to look for additional growth opportunities in energy-related services for Consumers' customers.

EXPAND PRESENCE IN SELECT HIGH GROWTH INTERNATIONAL MARKETS THROUGH OUR DIVERSIFIED ENERGY BUSINESSES

     We expect to continue to sharpen our geographic focus on key growth areas where we already have significant business concentrations and opportunities. These markets are India, the Middle East, South America and West Africa. In pursuing our global growth, we intend to make energy investments that provide expansion opportunities for multiple existing businesses. For example, we are seeking to exploit our West Africa oil and gas reserves by expanding the undersea pipeline and onshore processing facilities at that location. We will use the gas from the processing plant in a new methanol plant and in a gas-fired power plant in West Africa. Our gas pipelines in South America are being extended to carry fuel for power plants in the area. In addition, we are a partner in the first independent power and water project in the United Arab Emirates and we are building our third power plant in India.

OPTIMIZE OUR ASSETS THROUGH THE MARKETING, SERVICES AND TRADING BUSINESS

     We intend to use our marketing, services and trading business to improve the return on our other businesses. This means that we plan to continue centralizing the marketing of energy products produced by our various non-utility businesses. Other strategies include expanding our industrial and commercial energy services to enhance our commodity marketing business and developing risk management products that address customer needs.

CONTINUE MANAGEMENT OF OUR ASSET PORTFOLIO

     In February 2000, we announced a financial plan to strengthen our balance sheet, reduce fixed charges and enhance earnings per share growth. As a part of the plan, we identified for possible sale certain assets that we expect to contribute little or no earnings benefit in the short to medium terms. With the sale of certain of these assets, our goal is to generate approximately $1 billion of asset sale proceeds and $300 million of consolidated project debt eliminations from asset sales by year-end 2000.

     We also intend to enhance our long-term growth through an active portfolio management program that entails the ongoing sale of assets. We expect to reinvest the proceeds from this program in assets having greater potential for synergies with our existing or planned assets. In particular, we are reviewing our options regarding certain assets performing below prior expectations, including generating assets in Argentina. We also continue to seek improvement in the operating efficiency and profitability of all assets retained in our portfolio.

                              RECENT DEVELOPMENTS

REGULATORY MATTERS.

     Securitization -- On June 3, 2000, the Michigan Legislature passed 2000 PA 142 ("Act 142") as part of the Customer Choice and Electricity Reliability Act ("Customer Choice Act") that became effective June 5, 2000. Act 142 authorizes securitization transactions that typically involves the issuance of asset backed bonds with a higher credit rating than conventional utility corporate financings.

     In accordance with Act 142, Consumers filed an application with the Michigan Public Service Commission in July 2000 to begin the securitization process. The MPSC issued a financing order on October 24, 2000 authorizing securitization of approximately $470 million in qualified costs (primarily electric utility stranded generation costs) plus recovery of the expenses of the securitization. Approximately $50 million of annual cost saving effects from securitization will offset, prospectively, the earnings impact of the 5% residential rate reduction required by the Customer Choice Act. The order permits Consumers to apply the cost savings in excess of the 5% residential rate reduction to rate reductions for nonresidential and retail open access customers after the bonds are sold. Consumers will seek on a priority basis to recover the 5% residential rate reduction's effect on revenues lost from the date of the financing order. Consumers estimates that the disallowed portion of revenue recovery relating to the year 2000 5% residential rate reduction may reduce its operating earnings by $24 million in 2000. Consumers, and its special purpose subsidiary that will issue the bonds, will recover the repayment of principal, interest and other expenses relating to the issuance of the bonds through a securitization charge and a tax charge. These charges are subject to an annual true-up until one year prior to the last expected maturity date of the securitization bonds, and no more than quarterly thereafter. The MPSC's order will not increase current electric rates for any of Consumers' tariff customers.

     Consumers anticipates that it will accept the MPSC's financing order with clarifications acceptable to the MPSC permitting its special purpose subsidiary to issue securitization bonds during first quarter 2001. As with other significant MPSC orders, the financing order is subject to appeal by any party to the MPSC proceeding. During the appeal, the amortization of the approved regulatory assets being securitized as qualified costs would be suspended, and effectively offset the loss in revenue resulting from the 5% residential rate reduction, and the amortization would be reestablished later after the bond sale based on a schedule that is the same as the recovery of the principal amounts of the securitized qualified costs. Ultimately, sale of securitization bonds will be required for the full rate reduction offset to continue over the term of the bonds.

     Gas Accounting Order -- In December 1997, the MPSC approved Consumers' application to implement a gas customer choice pilot program. The program was designed to encourage Consumers to minimize its purchased natural gas commodity costs while providing rate stability for its customers. This pilot program became effective on April 1, 1998. The pilot program ends on March 31, 2001. This three-year pilot program, among other things, freezes gas distribution rates at a delivered gas commodity price of $2.84 per Mcf through March 31, 2001. Recent significant increases in gas prices exposed Consumers to gas commodity losses during the last year of the program. Consumers recorded a regulatory liability of $45 million in the second quarter 2000 to reflect estimated losses due to increases in natural gas commodity prices. On October 24, 2000, the MPSC approved Consumers' application to reclassify recoverable, low-cost, base gas in Consumers' gas storage reservoirs. The MPSC allowed Consumers to begin immediately to include the cost of its recoverable base gas with higher cost purchased gas. The gas accounting order is expected to eliminate the need for Consumers to recognize any further losses related to gas commodity cost under-recoveries.

     Gas Customer Choice Order -- On October 13, 2000 and October 24, 2000, the MPSC issued orders that adopted terms and conditions for providing permanent gas customer choice programs for residential and commercial customers in Michigan. The orders allow the expansion and extension of Consumers' voluntary gas customer choice pilot program scheduled to end on March 31, 2001. After that time, Consumers will no longer be subject to a frozen gas commodity cost. Consumers will then return to a gas cost recovery mechanism such that it will recover all prudently incurred natural gas commodity costs from its customers. Under the permanent gas customer choice program, up to 600,000 of Consumers' natural gas customers will be eligible to participate in the program beginning April 1, 2001. By April 1, 2002, 900,000 gas customers will be eligible to participate. All of Consumers' gas customers will be eligible to select an alternate natural gas supplier beginning April 1, 2003. Consumers would continue to transport and distribute gas to all customers.

SALE OF SECURITIES

     Premium Equity Participating Security Units -- In August 2000, 8.8 million units of 7 1/4% Premium Equity Participating Security Units were sold by CMS Energy and CMS Energy Trust III, a Delaware statutory business trust established by CMS Energy. Each security consists of a trust preferred security of CMS Energy Trust III maturing in four years and a contract requiring the purchase, no later than August 2003, of CMS Energy common stock at a conversion rate that adjusts for the market price at the time of conversion. Net proceeds from the sale totaled approximately $213 million and were used, together with approximately $37 million from our revolving credit facility, to redeem all of the outstanding Auction Rate Reset Subordinated Notes, due September 2001 of CMS Energy.

     CMS Energy Common Stock and CMS Oil and Gas Company Stock -- On October 20, 2000, we sold approximately $300 million of CMS Energy common stock. In addition, we also announced that we intend to sell to the public up to a 50% stake in CMS Oil and Gas Company, our wholly-owned oil and gas exploration and production subsidiary. We anticipate that these combined transactions will raise approximately $800 million of cash which will be used to reduce our debt, and improve our equity capitalization by approximately $450 million.

THIRD QUARTER EARNINGS

     On October 25, 2000 we announced earnings of 51 cents per share for the quarter ended September 30, 2000, compared to 78 cents per share in the same period last year. Consolidated net income was $55 million, compared to $83 million in the third quarter of 1999. Third quarter earnings were significantly reduced by summer weather in Michigan that was 20 percent cooler than 1999 and
12.5 percent cooler than normal, resulting in decreased electric sale and lower earnings in our electric utility and marketing, services and trading businesses.

                               ------------------

     We were incorporated in Michigan in 1987 and our world wide web address is http://www.cmsenergy.com. Our web site is not part of this prospectus supplement. Our telephone number is (313) 436-9200.

                                  RISK FACTORS

     You should carefully consider all the information set forth in this prospectus. In particular, you should evaluate the specific risk factors set for the under "Risk Factors" beginning on Page 13 to ensure that you understand the risk associated with an investment in the Notes. Please be aware when reading this Prospectus that the information contained here may have been updated or superseded by information in reports that we have filed with the SEC.

                                  THE OFFERING

     We are issuing the Notes by utilizing a shelf registration process. Under the shelf process, we may, from time to time, sell the Notes in one or more offerings, each time providing a Prospectus Supplement with specific information about the terms of the specific offering (a "Pricing Supplement"). The total of all of these offerings will not exceed $300,000,000.

     Each Pricing Supplement provides the specific details as to interest, maturity, interest payment dates, redemption terms and other specific details for the Notes that are issued through the Pricing Supplement. The terms of each Pricing Supplement will fall within the general terms of this Prospectus, but the Pricing Supplement will state the fixed terms for each Note. Such general terms are indicated below:

Issuer.......................   CMS Energy Corporation.

Securities Offered...........   $300 million principal amount of General Term
                                Notes(R), Series F (the "Notes").

Maturity Date................   The maturity date can range from 9 months to 25
                                years from the issue date. Each Pricing
                                Supplement will state the maturity date.

Interest Rate................   Each Note will bear a fixed interest rate.

Issue Price..................   Each Note will be issued for 100% of the
                                principal amount unless the Pricing Supplement specifies a different price.

Interest Payment Dates.......   Depending on the Note, the interest may be paid
                                either monthly, quarterly, or semi-annually.

Repayment upon death.........   For Notes with a survivor's option, if the owner
                                of the Note dies, we will repay the Note at 100% of the face value of the Note plus accrued interest. The survivor's option has annual and individual limits.

Optional Redemption..........   For Notes where an optional redemption is
                                provided, we may choose to redeem the Notes upon not less than 30 days' notice. We will describe the terms of any optional redemption in the Pricing Supplement.

Purchase after Change in
  Control....................   If we undergo a change in control, you may ask
                                us to repurchase your Note. We must provide you with written notice of the change in control and then you must tell us, in writing, that you want us to repurchase the Note within 90 days. If you do so, we will repurchase your Note at 101% of the face value plus accrued interest.

Ranking......................   The Notes are our unsecured debt securities. Any
                                of our secured debt will be repaid prior to the Notes being repaid. The Notes will be paid along with all other unsecured and unsubordinated debt. As of June
                                30, 2000, we had no secured debt outstanding.

Use of Proceeds..............   We will use the proceeds for general corporate
                                purposes, unless we specify otherwise in the Pricing Supplement.

Certain Covenants............   The Indenture will contain covenants that will,
                                among other things, limit our ability to pay dividends, repurchase our common stock or make other payments, incur additional liens and engage in certain mergers, consolidations and sale of assets.

Liquidity....................   The Notes do not trade on a public market and we
                                do not intend to list them on a public market, such as the New York Stock Exchange or NASDAQ.
                                Your ability to trade your Note will depend on many factors including whatever the market conditions are at the time you try to sell your note. In the past, non-investment grade debt, such as the Notes, has seen great changes in the resale attractiveness based on the then current market conditions.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following selected historical and pro forma financial information has been derived from our historical consolidated financial statements. We have prepared pro forma financial information to reflect our acquisition of the common stock of Panhandle Eastern Pipe Line Company, Panhandle Storage Company, Trunkline LNG Company and their subsidiaries (collectively, the "Panhandle Companies"). Please refer to our Form 10-K for the fiscal year ended December 31, 1999 which is incorporated by reference. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying base prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

                                     YEAR ENDED DECEMBER 31,                    SIX MONTHS ENDED JUNE 30,
                        -------------------------------------------------     -----------------------------
                                                             PRO FORMA                  PRO FORMA
                         1997     1998        1999            1999(1)          1999      1999(1)      2000
                        ------   ------   ------------     --------------     ------   -----------   ------
                                                            (UNAUDITED)                (UNAUDITED)
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Operating revenue...  $4,781   $5,141      $6,103            $6,216         $2,869     $2,982      $3,426
  Operating
    expenses..........   4,065    4,366       5,191             5,244          2,393      2,446       2,928
                        ------   ------      ------            ------         ------     ------      ------
  Pretax operating
    income............     716      775         912               972            476        536         498
  Income taxes........     108      100          64                72             67         74          68
  Consolidated net
    income before
    cumulative effect
    of change in
    accounting
    principle.........     244      242         277               287            173        184         161
  Cumulative effect of
    change in
    accounting for
    property taxes,
    net of tax(2).....      --       43          --                --             --         --          --
                        ------   ------      ------            ------         ------     ------      ------
  Consolidated net
    income............  $  244   $  285      $  277            $  287         $  173     $  184      $  161
                        ======   ======      ======            ======         ======     ======      ======
  Net income
    attributable to
    common stocks(2)
    CMS Energy........  $  229   $  272      $  241(8)         $  251(8)      $  162     $  173      $  161
    Class G...........      15       13          36(8)(9)          36(8)(9)       11         11          --
  Average common
    shares outstanding
    CMS Energy........      96      102         110               110            108        108         112
    Class G...........       8        8           9(9)              9(9)           9          9          --
  Earnings per average
    common share(2)
    CMS Energy
       Basic..........  $ 2.39   $ 2.65      $ 2.18(8)         $ 2.27(8)      $ 1.50     $ 1.59      $ 1.44
       Diluted........    2.37     2.62        2.17(8)           2.26(8)        1.48       1.57        1.42
  Class G Basic and
    Diluted...........    1.84     1.56        4.21(8)(9)        4.21(8)(9)     1.28       1.28          --
  Dividends declared
    per common share
    CMS Energy........    1.14     1.26        1.39              1.39            .66        .66         .73
    Class G...........    1.21     1.27         .99(9)            .99(9)         .65        .65          --

                                     AS OF DECEMBER 31,          AS OF         AS OF
                                 --------------------------    JUNE 30,      JUNE 30,
                                  1997     1998      1999        1999          2000
                                 ------   -------   -------   -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                     (IN MILLIONS)
BALANCE SHEET DATA:
  Cash and cash equivalents....  $   69   $   101   $   132     $   213       $   240
  Net plant and property.......   5,144     6,040     8,121       7,252         8,099
  Total assets.................   9,508    11,310    15,462      14,139        15,707
  Long-term debt, excluding
     current maturities........   3,272     4,726     6,987       7,079         6,918
  Non-current portion of
     capital leases............      75       105        88          92           197
  Notes payable................     382       328       230         264           278
  Other liabilities............   3,361     3,304     4,538       3,479         4,594
  Company-obligated mandatorily
     redeemable trust preferred
     securities of:
     Consumers Power Company
       Financing I(3)..........     100       100       100         100           100
     Consumers Energy Company
       Financing II(3).........     120       120       120         120           120
     Consumers Energy Company
       Financing III(4)........      --        --       175          --           175
  Company-obligated convertible
     trust preferred securities
     of:
     CMS Energy Trust I(5).....     173       173       173         173           173
     CMS Energy Trust II(6)....      --        --       301          --           301
  Company-obligated trust
     preferred securities of
     CMS RHINOS Trust(7).......      --        --       250         250           250
  Preferred stock of
     subsidiary................     238       238        44          44            44
  Common stockholders'
     equity....................   1,787     2,216     2,456       2,390         2,345

-------------------------
(1) The pro forma selected financial information illustrates the effects of (i) various restructuring, realignment, and elimination of activities between the Panhandle Companies and Duke Energy Corporation prior to the closing of the acquisition of the Panhandle Companies by CMS Energy, (ii) the adjustments resulting from the acquisition of the Panhandle Companies and
    (iii) financing transactions which include the public issuance of $800 million of senior notes by Panhandle, $850 million of senior notes by CMS Energy and the private sale of $250 million of trust preferred securities by CMS Energy.

(2) During the first quarter of 1998, our subsidiary, Consumers, implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of our business relating to Class G common stock. Earnings, net of tax, increased by $43 million or $.40 per share for CMS Energy common stock and $12 million or $.36 per share for Class G common stock.

(3) The primary asset of Consumers Power Company Financing I is $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from

    Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers.

(4) The primary asset of Consumers Energy Company Financing III is $180 million principal amount of 9.25% subordinated deferrable interest notes due 2029 from Consumers.

(5) The primary asset of CMS Energy Trust I is $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from us.

(6) The primary asset of CMS Energy Trust II is $310 million principal amount of 8.625% convertible junior subordinated deferrable interest debentures due 2004 from us.

(7) The primary asset of CMS RHINOS Trust was $258 million principal amount of floating rate, subordinated interest notes due 2001 from us; however, these securities were redeemed on August 22, 2000.

(8) Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G common stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $.26 and $.25, respectively, and Class G's basic and diluted earnings per share were increased $3.31.

(9) From January 1, 1999 to October 25, 1999.

                                  RISK FACTORS

     In addition to the information set forth in this Prospectus, you should carefully consider the risks described below before making an investment decision in the Notes. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

RISKS RELATED TO THE NOTES

NO PUBLIC MARKET FOR THE NOTES

     There is no active trading market for the Notes and this market may never develop. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Factors that could cause the Notes to trade at a discount are:

          - An increase in prevailing interest rates;

          - A decline in our credit worthiness;

          - A weakness in the market for similar securities; and

          - Declining general economic conditions.

POSSIBLE INABILITY TO PURCHASE NOTES UPON A CHANGE IN CONTROL

     In the event of a change in control of our Company, each holder of the Notes may require us to purchase all or a portion of their Notes at a purchase price of 101% of the principal amount, plus accrued interest. Our ability to purchase the Notes will be limited by the terms of our other debt agreements and our ability to finance the purchase. We cannot assure holders of the Notes that we will be able to finance these purchase obligations or obtain consents to do so from holders of the Notes under other debt agreements restricting these purchases.

RISKS RELATING TO CMS ENERGY

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD LIMIT OUR FINANCIAL FLEXIBILITY

     As of June 30, 2000, we had outstanding $3.8 billion aggregate principal amount of indebtedness (excluding subsidiaries), none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness. On a consolidated basis we and our subsidiaries had approximately $8.3 billion in total indebtedness and mandatorily redeemable trust preferred securities as of June 30, 2000. We may incur additional indebtedness in the future. The level of our indebtedness could have several important effects on our future operations, including, among others:

          - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

          - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business;

          - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

          - we may be at a competitive disadvantage to our competitors that are less leveraged; and

          - our vulnerability to adverse economic and industry conditions may increase.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

     Covenants contained in our existing debt arrangements and guarantees limit, among other things, the incurrence of indebtedness by CMS Energy and its subsidiaries and require maintenance of a minimum net worth and fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. There can be no assurance that the requirements of our existing debt arrangements or other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness.

WE ARE SUBJECT TO RESTRICTIONS ON OUR ABILITY TO PAY DIVIDENDS

     We conduct substantially all of our operations through our subsidiaries. We must receive dividends or other distributions from our subsidiaries or jointly owned enterprises to meet our payment obligations. In addition, restrictions contained in Consumers' mortgage bond indenture and preferred stock provisions and other legal restrictions limit Consumers' ability to pay dividends or acquire its own stock from us. Based upon its Articles of Incorporation, the most restrictive provision, as of June 30, 2000, Consumers would be able to pay an aggregate of $360 million in dividends to us. In the four years ending December 31, 1999, Consumers paid out $921 million or 71% of its earnings in cash dividends to us. Enterprises is also limited in the amount of dividends it is able to pay since it is expanding its developing businesses.

     If we do not receive adequate distributions from our subsidiaries and jointly owned enterprises, there can be no assurance that we will be able to make payments on the subordinated deferrable notes, and as a result you may not receive payments on the Notes.

WE FACE INCREASED COMPETITION, WHICH COULD REDUCE OUR MARKET SHARES AND PROFIT MARGINS

     Regulatory changes and other developments have resulted and will continue to result in increased competition in our domestic energy businesses. Generally, increased competition threatens our market shares in certain segments of our business and can reduce our profit margins.

     Increased competition and direct access in the gas industry. Regulatory changes have been significant in our gas utility business. These changes have resulted in increased competition from other sellers of natural gas for sale of the gas commodity to our customers. As a result of the regulatory changes that separated (unbundled) the transportation and storage of natural gas from the sale of natural gas by interstate pipelines and Michigan gas distributors, Consumers offers unbundled services (transportation and some storage) to its larger end-use customers who choose to acquire gas supplies from alternative sources. Additionally, to prepare for the unbundled market, Consumers is conducting an expanded gas customer choice pilot program which, through March 2001, will allow 300,000 residential, commercial and industrial retail gas sales customers to choose an alternative gas supplier in direct competition with Consumers as a supplier of the gas commodity. On October 13, 2000 and October 24, 2000 the MPSC issued orders that adopted the terms and conditions for providing permanent gas customer choice for Michigan customers through which all of Consumers' gas customers will be able to select an alternate gas supplier beginning April 1, 2003. See "Recent Developments -- Regulatory Matters -- Gas Customer Choice Order" for additional information on these orders. At this time, we do not know the full impact of competition.

     Increased competition and direct access in the electric industry. Consumers has in the last several years experienced and expects to continue to experience a significant increase in competition for generation services with the introduction of retail direct access in the State of Michigan. Under the new electric restructuring legislation enacted in June 2000, all electric customers will have the choice of electric generation suppliers by January 1, 2002.

     Increased competition in the gas pipeline industry. Since we have completed the acquisition of the Panhandle companies, a significant portion of our domestic revenue and cash flow comes from our interstate pipeline business. FERC policy allows the issuance of certificates authorizing the construction of new interstate pipelines which are competitive with existing pipelines. A number of new pipeline and pipeline expansion projects have been approved or are pending approval by the FERC in order to transport large additional volumes of natural gas to the Midwest from Canada. These pipelines will be able to compete with Panhandle's pipelines. Increased competition could reduce the volumes of gas transported by Panhandle to their existing markets or cause them to lower rates in order to meet competition. This could lower the financial benefits we receive from the acquisition of the Panhandle companies.

NEW ELECTRIC RESTRUCTURING AND PROPOSED GAS RESTRUCTURING LEGISLATION COULD ADVERSELY AFFECT OUR BUSINESS

     Federal and state regulation of electric and natural gas utilities, interstate pipelines and independent electric power producers has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

     New electric restructuring legislation. In June 2000, the Michigan Legislature enacted electric industry restructuring and securitization laws that became effective June 5, 2000. The new legislation first reduces residential rates by 5% then freezes them as of the effective date of the new legislation through December 31, 2003. All other electric rates are simply frozen through December 31, 2003 without first being reduced. After that date, electric rates are subject to a rate cap. The length of the rate cap varies depending upon whether the customer is a residential, commercial or industrial customer, among other determinations. Ultimately, the rate cap could extend until December 31, 2013 depending upon whether Consumers and two other utilities jointly complete expansion of available transmission capability in the state of Michigan at least 2,000 MW and do not exceed the market control test established by the legislation (a requirement Consumers is currently in compliance with). Under circumstances specified in the statute, certain costs can be deferred for future recovery after the expiration of the rate cap period. However, the rate cap could result in Consumers being unable to collect customer rates sufficient to recover fully its cost of doing business. It is not certain that Consumers' profit margins in its electric utility business will be maintained over the long run.

     This new legislation and existing MPSC restructuring orders provide for recovery of the stranded costs associated with customers purchasing power from other sources. The new legislation also permits the MPSC annually to review Consumers' stranded cost recovery charges implemented for the preceding 12 months, and adjust the stranded costs recovery charge (a true-up adjustment), by way of supplemental surcharges or credits, to allow the netting of stranded costs. In an order issued October 24, 2000, the MPSC initiated a proceeding to implement the provisions of the Customer Choice Act regarding the calculation of stranded costs. Consumers is uncertain how the MPSC will ultimately calculate the amount of stranded costs and the true-up adjustments, and the manner in which the annual stranded cost true-up operates.

     The new legislation also allows for securitization of stranded costs, which fit the definition under the legislation of qualified costs for securitization purposes. In accordance with the securitization law, Consumers filed an application with the MPSC, and a supplement thereto, in July 2000, to begin the securitization process. The MPSC issued a financing order on October 24, 2000 authorizing securitization of approximately $470 million in qualified costs plus the expenses of securitization. As with other significant MPSC orders, the financing order is subject to appeal by any party to the MPSC proceeding. During the appeal, the amortization of the approved regulatory assets being securitized as qualified costs would be suspended, and effectively offset the loss in revenue resulting from the 5% residential rate reduction, and the amortization would be reestablished later after the bond sale based on a schedule that is the same as the recovery of the principal amounts of the securitized qualified costs. Ultimately, sale of securitization bonds will be required for the full rate reduction offset to continue over the term of the bonds. See "Recent Developments -- Regulatory Matters -- Securitization" for additional information this financing order.

     Proposed gas restructuring legislation. In December 1999, several bills relating to gas industry restructuring were introduced in the Michigan legislature. It is uncertain whether this legislation will be enacted and what effect any legislation would have on Consumers.

WE MAY NOT BE ABLE TO SELL ASSETS AS PLANNED TO IMPROVE OUR BALANCE SHEET

     As of August 2000, we sold assets resulting in approximately $850 million of cash proceeds and associated debt reduction of consolidated project debt under our financial plan announced in February 2000. There are no assurances that we can sell an additional $550 million of assets by the end of the year 2000 as planned. Failure to sell assets as planned would undermine our financial plan, which could in turn make it more difficult for us to raise additional funds and effect our growth strategy.

WE HAVE MADE SUBSTANTIAL INTERNATIONAL INVESTMENTS

     Our international investments in approximately 20 countries in electric generating facilities, oil and gas exploration, production and processing facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in acquiring, developing and owning these types of facilities. Although we maintain insurance for various risk exposures including political risk from possible nationalization, expropriation or inability to convert currency, we are exposed to some risks that include local political and economic factors over which we have no control, such as changes in foreign governmental and regulatory policies (including changes in industrial regulation and control and changes in taxation), changing political conditions and international monetary fluctuations. In some cases the investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and, in turn, our growth plans for Enterprises' international investments and our financial position and results of operations.

     Financial risk during development phase. In developing new projects, significant time and expense is required to prepare proposals or competitive bids, obtain the numerous required permits, licenses and approvals, negotiate the necessary agreements with governmental and private parties, and obtain financing. Money spent for these purposes is at risk until all these elements are successfully finalized. It is often impractical to finalize all elements before significant sums have been spent. As a result, there is a risk that these up-front expenditures will be of little value if one of the required approvals or other elements is not finally achieved and the project does not go forward or is not completed.

     Expropriation and violation of agreements by third parties. International investments of the type we are making are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. These kinds of changes could result in a partial or total loss of our investment.

     Foreign currency risk. The local foreign currency may be devalued or the conversion of the currency may be restricted or prohibited or other actions, such as increases in taxes, royalties or import duties, may be taken which adversely affect the value and the recovery of our investment.

WE COULD INCUR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL STANDARDS

     We and our subsidiaries are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air laws, will be significant.

     The Environmental Protection Agency in 1997 introduced new regulations regarding nitrogen oxide and particulate-related emissions which are the subject of litigation. The nitrogen oxide litigation has been appealed to the U.S. Supreme Court. These regulations, if upheld, will require us to make significant capital expenditures. The state of Michigan has introduced alternative less stringent clean air regulations. The preliminary estimates of capital expenditures to reduce nitrogen oxide-related emissions to the level proposed by the state of Michigan for Consumers' fossil-fueled generating units range from $150 million to $290 million, calculated in 2000 dollars. If Consumers had to meet the EPA's proposed requirements, the estimated cost to Consumers would be between $290 million and $500 million, calculated in 2000 dollars. Consumers anticipates that it will incur these capital expenditures between 2000 and 2004, or between 2000 and 2003 if the EPA ultimately imposes its limits. In addition, Consumers expects to incur cost of removal related to this effort, but is unable to predict the amount at this time.

     Consumers may need an equivalent amount of capital expenditures to comply with the new small particulate standards sometime after 2004 if those standards become effective.

     These and other required environmental expenditures may have a material adverse effect upon our financial condition and results of operations.

                          FORWARD-LOOKING INFORMATION

     From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "Forward-Looking Statements" under the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in any forward-looking statements are:

          - the ability to sell assets in accordance with our plans;

          - the ability to achieve operating synergies and revenue enhancements;

          - capital and financial market conditions, including the current price of our common stock, interest rates and availability of financing;

          - market perceptions of the energy industry, our company or any of our subsidiaries;

          - our or any of our subsidiaries' securities ratings;

          - currency exchange controls;

          - factors affecting utility and diversified energy operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, unanticipated changes to fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments;

          - environmental incidents;

          - electric transmission or gas pipeline system constraints;

          - international, national, regional and local economic, competitive and regulatory conditions and developments;

          - adverse regulatory or legal decisions, including environmental laws and regulations;

          - pace of implementation and provisions for deregulation of the natural gas industry, whether by legislative or regulatory action;

          - implementation of the state electric industry restructuring legislation;

          - federal regulation of electric sales and transmission of electricity that grants independent power producers, electricity marketers and other utilities "direct access" to the interstate electric transmission systems owned by electric utilities, creating opportunity for competitors to market electricity to our wholesale customers;

          - energy markets, including the timing and extent of unanticipated changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products due to higher demand, shortages, transportation problems or other developments;

          - the timing and success of business development efforts;

          - potential disruption, expropriation or interruption of facilities or operations due to accidents or political events and the ability to get or maintain insurance coverage for such events;

          - nuclear power performance, decommissioning, policies, procedures, incidents and regulation, including spent nuclear fuel storage availability;

          - technological developments in energy production, delivery and usage;

          - financial or regulatory accounting principles or policies;

          - cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

          - limitations on our ability to control the development or operation of projects in which our subsidiaries have minority interests; and

          - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     These factors are discussed more completely in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 1999.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges for each of the years ended December 31, 1995 through 1999, and for the six months ended June 30, 2000, are as follows:

                                               YEAR ENDED DECEMBER 31,            SIX MONTHS
                                         ------------------------------------        ENDED
                                         1995    1996    1997    1998    1999    JUNE 30, 2000
                                         ----    ----    ----    ----    ----    -------------
                                                                                  (UNAUDITED)
Ratio of earnings to fixed charges...    1.90    1.96    1.78    1.59    1.38        1.35

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                                USE OF PROCEEDS

     Unless otherwise provided in a Pricing Supplement, we will use the net proceeds from the sale of the Notes for our general corporate purposes including refinancing of debt, capital expenditures, investment in subsidiaries, and working capital.

                                  THE COMPANY

OVERVIEW

     CMS Energy is a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy and CMS Enterprises. Consumers is a public utility that provides natural gas or electricity to almost 6 million of the approximately 9.5 million residents in Michigan's lower peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international diversified energy businesses.

     In 1999, we generated consolidated operating revenue of $6.1 billion and pre-tax operating income of $912.0 million. The following table shows the pre-tax operating income contribution from each of our business segments:

                                                                     PRE-TAX
                                                                OPERATING INCOME
                                                                -----------------
                                                                AMOUNT    % TOTAL
                                                                ------    -------
                                                                   (MILLIONS)
CONSUMERS
Consumers electric utility..................................     $494       54.2%
Consumers gas utility.......................................      132       14.4
                                                                 ----      -----
     Total Consumers........................................      626       68.6
ENTERPRISES
Independent power production................................      157       17.2
Natural gas transmission, storage and processing............       91       10.0
Oil and gas exploration and production......................       17        1.9
International energy distribution and other non-utility
  Operations................................................       17        1.9
Marketing, services and trading.............................        4        0.4
                                                                 ----      -----
     Total Enterprises......................................      286       31.4
                                                                 ----      -----
     Total..................................................     $912      100.0%
                                                                 ====      =====

CONSUMERS

     Consumers primarily consists of our electric and gas utility operations. Consumers was formed in Michigan in 1968 and is the successor to a corporation organized in Maine in 1910 and which did business in Michigan from 1915 to 1968. Consumers' consolidated operations account for a majority of our total assets, revenues and pre-tax operating income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries.

ELECTRIC UTILITY OPERATIONS

     If independent, Consumers' electric utility operation would be the twelfth largest electric company in the United States based upon the number of customers in 1998. The electric operations of Consumers include the generation, purchase, transmission, distribution and sale of electricity. In 1999, operating revenue from this segment was $2,667 million and total electric sales were 41 billion KWh. At year-end 1999, Consumers served 1.67 million customers in 61 of the 68 counties of Michigan's lower peninsula. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo,

Midland, Muskegon and Saginaw. Consumers' electric utility customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Consumers' electric operations are not dependent upon a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition, subject to appropriate regulatory treatment that allows an adjustment to Consumers rates to compensate for the loss of revenues from such customers.

     In 1999, Consumers owned and operated 31 electric generating plants with an aggregate of 6,252 MW of capacity. In addition, Consumers purchased 2,388 MW of net capacity, which amounted to 32% of Consumers' total system requirements, from other power producers, the largest being the Midland Cogeneration-Venture Limited Partnership, the MCV Partnership. Consumers also owns 8,640 miles of electric transmission lines operating at up to 345 kilovolts, owns 60,456 miles of electric distribution lines and owns substations having an aggregate transformer capacity of 40,452,870 kilovolt-amperes.

     Consumers generates electricity principally from coal and nuclear fuel. Consumers has four generating plant sites that use coal as a fuel source and which constituted 78.5% of its baseload capacity in 1999. Combined, these plants produced a total of 19,085 GWh of electricity in 1999 and required 8.9 million tons of coal. Consumers' coal inventory on December 31, 1999 amounted to approximately 40 days' supply. During 1999, Consumers owned two nuclear power plants of which only one was operating. The Big Rock nuclear power plant was closed permanently in 1997 and is in the process of being decommissioned. The Palisades nuclear power plant had net generation of 5,105 GWh, constituting 21% of Consumers' baseload generation. Consumers has two contracts for uranium concentrate sufficient to provide up to 50% of the plant's requirements. Consumers intends to purchase the balance of its concentrate, conversion and enrichment requirements for the next Palisades reload throughout the year 2000.

GAS UTILITY OPERATIONS

     If independent, Consumers' gas utility operation would be the fifth largest gas company in the United States based upon the number of customers in 1998. Consumers' gas utility operation purchases, transports, stores, distributes and sells natural gas. Total deliveries of natural gas sold by Consumers and from other sellers over Consumers' pipeline and distribution network to ultimate customers, including the MCV Partnership, in 1999 totaled 389 Bcf. Operating revenue for 1999 was $1,156 million. As of December 31, 1999, Consumers rendered gas sales and delivery service to 1.58 million customers and is authorized to provide service in 54 of the 68 counties in Michigan's lower peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area, where over 900,000 of the gas customers are located. Consumers' gas operation is not dependent upon a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition, subject to appropriate regulatory treatment that allows an adjustment to Consumers rates to compensate for the loss of revenues from such customers.

     Consumers, together with its wholly owned subsidiary, Michigan Gas Storage, owns 23,933 miles of distribution mains and 1,674 miles of transmission lines throughout the lower peninsula of Michigan. Consumers and its subsidiary also own and operate 8 compressor stations with a total of 162,000 installed horsepower. Consumers' gas storage fields have an aggregate working storage capacity of approximately 130 Bcf.

     In 1999, Consumers' purchased 80% of its required gas supply under contracts longer than one year. Consumers also has firm transportation arrangements with affiliates and other independent pipeline companies for the delivery of over 90% of its total gas supply requirements to Michigan for ultimate deliveries to market. These contracts have expiration dates ranging from March 2000 to March 2004. Consumers transports the balance of its required gas supply under interruptible contracts.

ENTERPRISES

INDEPENDENT POWER PRODUCTION

     CMS Generation, formed in 1986, invests in, acquires, develops, constructs and operates non-utility power generation plants both in the United States and internationally. As of December 31, 1999, CMS Generation had ownership interests in operating power plants with capacity totaling 8,110 gross MW (3,713 net MW) throughout the United States and in Argentina, Australia, Chile, India, Jamaica, Morocco, the Philippines and Thailand. At year-end 1999, its projects range in size from 3 MW to 2,000 MW and are powered by water, coal, natural gas, oil, wood, wind and waste material. Additional projects totaling approximately 4,847 gross MW are under construction or advanced development at December 31, 1999.

     The following table details CMS Generation's interest in independent power plants in the United States as well as abroad as of year-end 1999:

                                                                  OWNERSHIP       GROSS
                   LOCATION                        FUEL TYPE       INTEREST      CAPACITY
                   --------                        ----------    ------------    --------
                                                                     (%)           (MW)
DOMESTIC
North Carolina.................................    Wood                  50.0        45
Michigan.......................................    Wood                  50.0        35
Michigan.......................................    Wood                  50.0        39
California.....................................    Wood                  50.0        36
New York.......................................    Fossil                50.0         4
Michigan.......................................    Fossil               100.0       160
Michigan.......................................    Fossil                50.0        62
Michigan.......................................    Fossil               100.0        68
Michigan.......................................    Fossil               100.0       156
New Jersey(1)..................................    Fossil                  80       239
Oklahoma.......................................    Fossil                 8.8       124
Connecticut....................................    Scrap tire            50.0        31
Virginia.......................................    Hydro                 55.0         3

                                                                  OWNERSHIP       GROSS
                   LOCATION                        FUEL TYPE       INTEREST      CAPACITY
                   --------                        ----------    ------------    --------
                                                                     (%)           (MW)
Maine..........................................    Hydro                 50.0         4
New York.......................................    Hydro                 12.5        58
New York.......................................    Hydro                  1.0        14
New York.......................................    Hydro                 50.0         3
California.....................................    Wind                   8.5        72
California.....................................    Wind                  22.7        30
INTERNATIONAL
Argentina......................................    Fossil                 100       128
Jamaica........................................    Fossil                  41        63
India..........................................    Fossil         25.3 - 49.0       435
Argentina......................................    Fossil                92.6       540
Argentina......................................    Hydro                 17.2     1,320
Morocco........................................    Fossil                50.0       660
Thailand.......................................    Fossil                66.2       300
Chile..........................................    Fossil                50.0       555
Australia......................................    Fossil                49.6     2,000
Latin America..................................    Other              Various       780
Other..........................................    Fossil        41.2 - 100.0       337

-------------------------
(1) In the second quarter 2000, CMS Generation sold its interest in the Lakewood cogeneration plant located in New Jersey.

     Through CMS Midland and CMS Holdings, we also own a 49% interest in the MCV Partnership and through a trust, we have a 35% indirect beneficial interest in the MCV Facility. The MCV Partnership was formed in January 1987 to convert a portion of an abandoned Midland County, Michigan nuclear plant owned by Consumers into the MCV Facility. The MCV Facility has gross capacity of 1,370 MW (671 net MW).

NATURAL GAS TRANSMISSION, STORAGE AND PROCESSING

     CMS Gas Transmission, formed in 1988, owns, develops and manages domestic and international natural gas facilities consisting of a total of 21,359 miles of pipeline (including 488 miles of projects under construction) with a daily capacity of approximately 10.0 Bcf per day. At December 31, 1999, CMS Gas Transmission had processing capabilities of 1.0 Bcf per day of natural gas. Its Michigan carbon dioxide removal plants processed approximately 330 MMcf per day, representing more natural gas processed than any other processor in the State of Michigan.

     We expanded the importance of this business segment with the acquisition of the Panhandle companies in March 1999. CMS Gas Transmission also acquired natural gas pipeline assets in Western Australia and gathering systems and processing plants in the panhandle region of Texas and Oklahoma and the Powder River region of Montana and Wyoming.

     In early 2000, CMS Gas Transmission sold a partial interest in its Northern Header gathering system. In March 2000, CMS Gas Transmission, through a subsidiary of Panhandle, acquired a 1.0 Bcf per day natural gas and condensate pipeline in the Gulf of Mexico offshore Louisiana, west of an existing CMS-owned system.

PANHANDLE COMPANIES

     In March 1999, we acquired the following companies: a) Panhandle Eastern Pipe Line Company, formed in Delaware in 1929, and its principal consolidated subsidiaries, Trunkline and Pan Gas Storage, and b) Panhandle Eastern Pipe Line Company's affiliates, Trunkline LNG and Panhandle Storage. As a result, Panhandle Eastern Pipe Line Company and the other Panhandle companies are now a wholly owned subsidiary of CMS Gas Transmission. We refer to these companies collectively as Panhandle.

     Panhandle is primarily engaged in the interstate transmission and storage of natural gas. The company operates one of the nation's largest natural gas pipeline networks, providing customers in the Midwest and Southwest with a comprehensive array of transportation services. This interconnected 10,400 mile system accesses virtually all major natural gas regions in the United States.

     Panhandle had throughput of 1,139 Tbtu in 1999. A majority of delivered volumes of Panhandle's interstate pipelines represents gas transported under long-term service agreements with local distribution company customers in the pipeline's market areas. Firm transportation services are also provided under contract to gas marketers, producers, other pipelines, electric power generators and a variety of end-users. In addition, the pipelines offer both firm and interruptible transportation to customers on a short-term or seasonal basis.

     Panhandle's major customers include approximately 25 utilities located primarily in the Midwest market area that encompasses large portions of Michigan, Ohio, Indiana, Illinois, Missouri and Tennessee. Panhandle's consolidated operating revenue in 1999 was $471 million, of which 84% was generated from transportation services, 10% from storage services, and 6% from other business.

     In March 2000, Panhandle announced an agreement to own a one third interest in a limited liability company to extend and to convert an existing 26-inch pipeline from natural gas transmission service to liquid products service by the end of 2001. This plan is in conjunction with a FERC filing requesting abandonment of 720 miles of the pipeline.

OIL AND GAS EXPLORATION AND PRODUCTION

     CMS Oil and Gas (formerly known as CMS NOMECO Oil & Gas Co.), formed in 1967, conducts oil and gas exploration and development operations throughout the United States and seven other countries. Historically, our domestic operations primarily focused on gas exploration and production in Michigan and Texas and coal bed methane exploration and production in Wyoming. We anticipate that our future domestic operations will focus on oil and gas exploration and production in Texas and coal bed methane exploration and production in Wyoming. Our international operations are focused on oil exploration and production in South America and Africa. In 1999, CMS Oil and Gas achieved production levels of 7.3 MMBbls of oil and condensate, 0.4 MMBbls of plant products and 26.4 Bcf of gas. CMS Oil and Gas' proven oil and gas reserves total 248.2 MMBoe reflecting a balanced portfolio of reserves, including 47% oil and condensate and 53% natural gas.

     The following table shows net oil and gas production by CMS Oil and Gas for 1997, 1998 and 1999.

                                                            1997      1998      1999
                                                           ------    ------    ------
Oil and condensate (MBbls)(1)..........................     6,564     7,307     7,288
Natural gas (MMcf)(1)..................................    27,157    26,495    26,412
Plant products (MBbls)(1)..............................       321       413       396
Average daily production(2)
  Oil (MBbls)..........................................      20.5      23.8      24.8
  Gas (MMcf)...........................................      89.1      89.3     119.6
Reserves to annual production ratio
  Oil (MMBbls).........................................      14.3      11.5      15.2
  Gas (Bcf)............................................      11.9      21.3      29.9

-------------------------

     Notes: (1) Revenue interest to CMS Oil and Gas.

             (2) 2 CMS Oil and Gas working interest (includes CMS Oil and Gas'
                 share of royalties).

     For the year ended December 31, 1999, CMS Oil and Gas' estimated oil and gas reserves were as follows:

                                                                SOUTH
                                                      U.S.     AMERICA    AFRICA    TOTAL
                                                      -----    -------    ------    -----
Estimated Proved Developed and Undeveloped
  Reserves:
  Oil (MMBbls)....................................      1.9     45.9       69.1     116.9
  Gas (Bcf).......................................    204.2       --      583.9     788.1
Estimated Proved Developed Reserves:
  Oil (MMBbls)....................................      1.8     21.8       50.9      74.5
  Gas (Bcf).......................................    191.8       --      460.9     652.7

     In the second quarter 2000, CMS Oil and Gas sold all of its northern Michigan oil and gas properties. In that same quarter, it sold its working interest in oil reserves located in Ecuador's Oriente Basin.

INTERNATIONAL ENERGY DISTRIBUTION

     CMS Electric and Gas, formed in 1996, is CMS Energy's international energy distribution subsidiary. As of February 2000, it has ownership interests in electric distribution companies which provide service in the states of Sao Paulo and Minas Gerais in Brazil, the province of Entre Rios in Argentina, and on Margarita Island in Venezuela. These electric distribution companies serve a total of 464,000 customers with electricity sales of 3,096 GWh in 1999, after accounting for the sale in January 2000 of CMS Electric and Gas' interest in Companhia Forca e Luz Cataguazes -- Leopoldina and its subsidiaries in Brazil.

MARKETING, SERVICES AND TRADING

     CMS MST, formed in 1996, provides natural gas, oil, coal and electric marketing, risk management and energy management services to industrial, commercial, utility and municipal energy users throughout the United States and internationally. CMS MST has grown dramatically since its inception. CMS Energy intends to use CMS MST to enhance performance of CMS Energy assets, such as gas reserves and power plants. CMS MST markets annually approximately 470 Bcf of natural gas, 3,709 GWh of electricity, 23 MMBbls of crude oil and 6.5 MMBbls of natural gas liquids. CMS MST also provided energy management services to 1,600 projects from 1997 through 1999. At December 31, 1999, CMS MST had more than 10,000 customers, transported gas on more than 30 gas pipelines and was active in 35 states and 2 countries.

                      DESCRIPTION OF GENERAL TERM NOTES(R)

     The Notes will be issued as a series of debt securities under an Indenture, dated as of January 15, 1994 (such Indenture as amended or supplemented from time to time by one or more supplemental indentures thereto, including a supplemental indenture relating to the Notes, being referred to herein as the "Indenture" and all debt securities hereafter issued under such Indenture being collectively referred to herein as "Securities"), between the Company and The Chase Manhattan Bank, a New York banking corporation, as trustee (the "Trustee"). The Company is not limited by the Indenture as to the aggregate principal amount of Securities it may issue. The descriptions of the Notes and the Indenture in this Prospectus are brief summaries of the provisions contained in such documents and do not purport to be complete. The form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the definitive provisions of such Indenture. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein without definition shall have the meanings respectively set forth in the Indenture.

GENERAL

     The Notes offered under this Prospectus are offered on a continuing basis. Each Note will mature from 9 months to 25 years from its date of issue, as specified in the Prospectus Supplement. The Notes will be issued without coupons in registered form only and in increments of $1,000.

     We are a holding company and our assets consist primarily of our investment in our subsidiaries. The Securities (including the Notes) will be exclusively our obligations, and not our subsidiaries' obligations. Our ability to service our indebtedness, including the Securities, depends on the earnings of our subsidiaries and the distribution or other payment from our subsidiaries of such earnings to us in the form of dividends, loans or advances, and repayment of loans and advances from us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Securities or to make payments to us in order for us to pay the obligations under these Notes.

     A substantial portion of the consolidated liabilities of the Company have been incurred by its subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary (in which case the claims of the Company would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of June 30, 2000, the Company's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $4.2 billion.

     The Notes rank on parity with all other unsecured and unsubordinated indebtedness of the Company. As of June 30, 2000, the Company had no secured indebtedness outstanding. However, the Company has retained the right to secure indebtedness, subject to certain limitations. See "Certain Restrictive Covenants -- Limitations on Certain Liens."

     The Notes will be represented by a Global Note registered in the name of the nominee of the Depository, except under the limited circumstances described below under "Certificated Notes." A single Global Note will represent all Notes issued on the same day and having the same terms, including, but not limited to, the same Interest Payment Dates, rate of interest, stated maturity and repurchase and redemption provisions (if any). A beneficial interest in a Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to interests of its participants) and its participants (with respect to interests of persons other than its participants).

     Unless the applicable Pricing Supplement provides otherwise, the price at which each Note will be issued (the "Issue Price") will be 100% of the principal amount of the Note. Notes will not be issued as discounted securities, at prices below stated principal amounts, or having an original issue discount for U.S. federal income tax purposes, unless the applicable Pricing Supplement so provides and, if applicable, describes potential U.S. federal income tax consequences.

     The Pricing Supplement relating to a Note will set forth, among other things, the following terms:

          - The issue date of the Note;

          - The Issue Price;

          - The stated maturity date of such Note;

          - The annual interest rate;

          - The Interest Payment Dates for such Note;

          - The Survivor's Option, if applicable;

          - Any redemption option of the Company prior to the stated maturity;
            and

          - Any other terms not inconsistent with the provisions of the Indenture.

INTEREST

     Each Note will bear interest from the date of issue at the fixed annual rate specified in the applicable Pricing Supplement until the principal is paid or made available for payment. Interest will be payable either monthly, quarterly or semi-annually on each Interest Payment Date and at Maturity. Interest will be payable to the person in whose name a Note is registered at the close of business on the Regular Record Date preceding each Interest Payment Date; provided, however, interest payable at Maturity will be payable to the person to whom principal shall be payable. Unless otherwise indicated in the applicable Pricing Supplement, interest will be paid in arrears and shall be the amount of interest accrued to, but excluding, the Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Monthly Interest: The Interest Payment Dates for a Note that provides for monthly interest payments shall be the fifteenth day of each calendar month. If a Note is issued between the first and fifteenth day of a calendar month, interest otherwise payable on the fifteenth day of such calendar month will be payable on the fifteenth day of the next succeeding calendar month.

     Quarterly Interest: The Interest Payment Dates for a Note that provides for quarterly interest payments, shall be the fifteenth day of each of the months specified in the Pricing Supplement. Interest payments will begin three months from the Quarterly Interest Calculation Date specified in the table below:

     ISSUE DAY OF
    CALENDAR MONTH                   QUARTERLY INTEREST CALCULATION DATE
----------------------  -------------------------------------------------------------
Before the 15th.......  The 15th day of the previous calendar month of the Issue Date
The 15th..............  The Issue Date
After the 15th........  The 15th day of the calendar month of the Issue Date

     Semi-Annual Interest: In the case of a Note that provides for semi-annual interest payments, the Interest Payment Dates shall be the fifteenth day of each of the months specified in the Pricing Supplement. Interest payments will begin six months from the Semi-Annual Interest Calculation date specified in the table below:

     ISSUE DAY OF
    CALENDAR MONTH                  SEMI-ANNUAL INTEREST CALCULATION DATE
----------------------  -------------------------------------------------------------
Before the 15th.......  The 15th day of the previous calendar month of the Issue Date
The 15th..............  The Issue Date
After the 15th........  The 15th day of the calendar month of the Issue Date

     Record Date for Interest: The Regular Record Date for any Interest Payment Date (other than at Maturity) shall be the first day (whether or not a Business
Day) of the calendar month in which such Interest Payment Date occurs. In the case of interest payable at Maturity, the Regular Record Date shall be the date of Maturity.

     Defaulted Interest: Interest on the Notes that is not punctually paid or duly provided for on any Interest Payment Date ("defaulted interest") shall cease to be payable to the Holder thereof on the relevant Regular Record Date. The Company may pay such defaulted interest to Holders of Notes in one of two ways. First, the Company may set a Special Record Date for the payment of such defaulted interest fixed by the Trustee. To do so, the Company must notify the Trustee in writing of the amount of the defaulted interest not more than 15 nor less than 10 days prior to the date of the proposed payment. The Company must also deposit with the Trustee funds equal to the amount of the proposed payment or make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. The second option is to pay defaulted interest in such other lawful manner that is not inconsistent with the requirements of any securities exchange on which the Notes are listed for trading.

REDEMPTION

     A Note is not subject to redemption at the option of the Company prior to the date, if any, fixed at the time of sale and designated as the "Initial Redemption Date" on the face of such Note and in the applicable Pricing Supplement hereto. If no Initial Redemption Date is indicated with respect to a Note, such Note is not subject to redemption at the option of the Company prior to Stated Maturity. If so specified in the applicable Pricing Supplement, on and after the Initial Redemption Date, the related Note will be redeemable in whole or in part in increments of $1,000, at the option of the Company, at redemption prices declining from a specified premium, if any, to par, together with accrued interest to the date of redemption, on notice given by the Company not more than 60 nor less than 30 days prior to the date of redemption. If less than all of the Notes of like tenor and terms are to be redeemed, the Notes to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate. Notwithstanding the foregoing however, the Company may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by the Company may, at the discretion of the Company, be held or resold or surrendered to the Trustee for cancellation. The Notes will not have a sinking fund. See "Purchase of Notes Upon Change in Control" and "Repayment Upon Death."

     With respect to Notes redeemable at the option of the Company, the applicable Pricing Supplement will specify if the Company would be prohibited from redeeming such Note as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an effective interest cost to the Company of less than the effective interest cost to the Company of such Note.

PURCHASE OF NOTES UPON CHANGE IN CONTROL

     If there is a Change in Control (as defined below), each Holder of a Note may choose to require the Company to repurchase all or any part of such Holder's Note pursuant to the terms and conditions of the Indenture. The Company must select a date for repurchase no earlier than 60 days nor later than 90 days (the "Change in Control Purchase Date") after the mailing of written notice by the Company of the occurrence of such Change in Control. If a Holder decides to have the Company repurchase their Note, the Company must pay a repurchase price payable in cash equal to 101% of the principal amount of such Note plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

Company's Obligations on a Change in Control:

     If there is a Change in Control, the Company must notify each Holder within 30 days by mail a notice regarding the Change in Control.

     The notice must state, among other things:

          - That a Change in Control has occurred and that each such Holder has the right to require the Company to repurchase all or any part of such Holder's Notes at the Change in Control Purchase Price;

          - The Change in Control Purchase Price;

          - The Change in Control Purchase Date;

          - The name and address of the Paying Agent; and

          - The procedures that Holders must follow to cause the Notes to be repurchased.

Holder's Obligations:

     To exercise this right, a Holder must deliver a Change in Control Purchase Notice to the Paying Agent. at the Paying Agent's office in The City of New York, or any other office of the Paying Agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date.

     The Change in Control Purchase Notice shall state:

          - The portion of the principal amount of any Notes to be repurchased, which must be in increments of $1,000;

          - That such Notes are to be repurchased by the Company pursuant to the applicable change-in-control provisions of the Indenture; and

          - The certificate numbers of the Notes to be repurchased, unless the Notes are represented by one or more Global Notes.

     The Holder may withdraw any Change in Control Purchase Notice by a written notice of withdrawal delivered to the Paying Agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

Obligations when represented by a Global Note:

     If a Note is represented by a Global Note, the Depository or its nominee will be the holder of such Note and therefore will be the only entity that can require the Company to repurchase Notes upon a Change in Control.

     To obtain repayment with respect to such Note upon a Change in Control, the beneficial owner of such Note must provide to the broker or other entity through which it holds the beneficial interest in such Note:

          - A Change in Control Purchase Notice signed by such beneficial owner. The signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States; and

          - Instructions to such broker or other entity to notify the Depository of such beneficial owner's desire to cause the Company to repurchase such Notes.

     Such broker or other entity will provide to the Paying Agent:

          - A Change in Control Purchase Notice received from such beneficial owner; and

          - A certificate, satisfactory to the Paying Agent from such broker or other entity, that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such Notes by the Company.

Additional Payment Requirements for Certificated Notes:

     To receive payment of the Change in Control Purchase Price for a Note in Certificated form (a "Certificated Note") for which a Change in Control Purchase Notice has been delivered and not withdrawn you must deliver such Note (together with necessary endorsements) to the Paying Agent. This delivery should be made to the Paying Agent at its office in The City of New York, or any other office of the Paying Agent maintained for such purpose. This delivery may be made at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of the Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Note.

     If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of a Note on the Business Day following the Change in Control Purchase Date for such Note, then, on and after such date, interest on such Note will cease to accrue, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Note).

Definition of Change in Control:

     Under the Indenture, a "Change in Control" means an event or series of events by which:

          - CMS Energy ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers. This situation may arise from issuance of securities of the Company or Consumers, any direct or indirect transfer of securities by CMS Energy or Consumers, any merger, consolidation, liquidation or dissolution of CMS Energy or Consumers or otherwise; or

          - Any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the Voting Stock of CMS Energy; or

          - CMS Energy consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into CMS Energy, in either event pursuant to a transaction in which the outstanding Voting Stock of CMS Energy is changed into or exchanged for cash, securities, or other property, other than any such transaction where:

                    - The outstanding Voting Stock of CMS Energy is changed into or exchanged for Voting Stock of the surviving corporation; and

                    - The holders of the Voting Stock of CMS Energy immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

     The Indenture requires CMS Energy to comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by CMS Energy to purchase Notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of CMS Energy and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a customary term contained in similar debt offerings and the terms of such feature result from negotiations between CMS Energy and the Agents. Management has no present intention to propose any anti-takeover measures although it is possible that CMS Energy could decide to do so in the future.

     No Note may be repurchased by the Company as a result of a Change of Control if there has occurred and is continuing an Event of Default described under "Events of Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to the Notes). In addition, the Company's ability to purchase Notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

REPAYMENT UPON DEATH (SURVIVOR'S OPTION)

     The Pricing Supplement relating to any Note will indicate whether the holder of such Note will have the Survivor's Option. SEE THE PRICING SUPPLEMENT TO DETERMINE WHETHER THE SURVIVOR'S OPTION APPLIES TO ANY PARTICULAR NOTE.

     The Survivor's Option, if applicable, requires the Company to repay any Note (or portion thereof) properly tendered for repayment by the representative of the deceased owner (the "Representative"). The Representative is the person who has authority to act on behalf of the deceased owner of the beneficial interest of such Note under the laws of the appropriate jurisdiction. Such person includes, without limitation, the trustee of a personal trust, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of such deceased beneficial owner. When the option is exercised the Company will repay the Note at a price equal to 100% of the principal amount of the beneficial interest of the deceased owner in such Note plus accrued interest to the date of such repayment, subject to the limitations below. In order for a holder to exercise the Survivor's Option, the holder or his or her Representative must have individually or collectively held the Note for 120 days. The Company may, in its sole discretion, limit the principal amount of Notes as to which exercises of the Survivor's Option will be accepted in any calendar year. This limit may be by either an Annual Put Limitation and/or an Individual Put Limitation. The Annual Put Limitation applies to the aggregate principal amount of Notes that the Company will redeem among all holders of Notes. The Annual Put Limitation must be at least one percent (1%) of the outstanding principal amount of the Notes as of the end of the most recent fiscal year, but not less than $500,000 in any such calendar year. The Company may elect a greater amount for the Annual Put Limitation as the Company in its sole discretion may determine for any calendar year. The Individual Put Limitation is $100,000 or such greater amount as the Company in its sole discretion may determine for any calendar year. The Individual Put Limitation applies to the aggregate principal amount of Notes (or portions thereof) as to which exercise of the Survivor's Option will be accepted in such calendar year with respect to any individual deceased owner of beneficial interests in such Notes.

     Moreover, the Company will not make principal repayments pursuant to exercise of the Survivor's Option in amounts that are less than $1,000. In the event that the limitations described in the preceding paragraph would result in the partial repayment of any Note, the principal amount of such Note remaining outstanding after repayment must be at least $1,000 (the minimum authorized denomination of the Notes). Any Note (or portion thereof) tendered pursuant to exercise of the Survivor's Option may be withdrawn by a written request by the Representative of the deceased owner received by the Trustee prior to its repayment.

     Each Note (or portion thereof) that is tendered pursuant to valid exercise of the Survivor's Option will be accepted promptly in the order all such Notes are tendered, except for any Note (or portion thereof) the acceptance of which would contravene (i) the Annual Put Limitation, if applied, or (ii) the Individual Put Limitation, if applied, with respect to the relevant individual deceased owner of beneficial interests therein. If, as of the end of any calendar year, the aggregate principal amount of Notes (or portions thereof) that have been accepted pursuant to exercise of the Survivor's Option for such year, has not exceeded the Annual Put Limitation, if applied, for such year, any exercise(s) of the Survivor's Option with respect to Notes (or portions thereof) not accepted during such calendar year because such acceptance would have contravened the Individual Put Limitation, if applied, with respect to an individual deceased owner of beneficial interests therein will be accepted in the order all such Notes (or portions thereof) were tendered, to the extent that any such exercise would not exceed the Annual Put Limitation for such calendar year. Any Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor's Option will be repaid no later than the first Interest Payment Date that occurs 20 or more calendar days after the date of such acceptance. Each Note (or any portion thereof) tendered for repayment that is not accepted in any calendar year due to the application of the Annual Put Limitation will be deemed to be tendered in the following calendar year in the order in which all such Notes (or portions thereof) were originally tendered, unless any such Note (or portion thereof) is withdrawn by the Representative for the deceased owner prior to its repayment. In the event that a Note (or any portion thereof) tendered for repayment pursuant to valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the registered Holder thereof at its last known address as indicated in the Security Register or, alternatively to the applicable Representative that states the reasons such Note (or portion thereof) has not been accepted for repayment.

     Subject to the foregoing, in order for a Survivor's Option to be validly exercised with respect to any Note (or portion thereof), the Trustee must receive from the Representative of the deceased owner:

          - A written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the NASD or a commercial bank or trust company having an office or correspondent in the United States;

          - If such Note is not represented by a Global Note as described below, tender of the Note (or portion thereof) to be repaid;

          - Appropriate evidence satisfactory to the Company and the Trustee that:

             (1) the Representative has authority to act on behalf of the deceased beneficial owner;

             (2) the death of such beneficial owner has occurred; and

             (3) the deceased was the owner of a beneficial interest in such Note at the time of death;

          - If applicable, a properly executed assignment or endorsement; and

          - If the beneficial interest in such Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee from such nominee attesting to the deceased's ownership of a beneficial interest in such Note.

     All questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Company, in its sole discretion, which determinations will be final and binding on all parties.

     If a Note is represented by a Global Note, the Depository or its nominee will be the Holder of such Note and therefore will be the only entity that can exercise the Survivor's Option for such Note. To obtain repayment pursuant to exercise of the Survivor's Option with respect to such Note, the Representative must provide to the broker or other entity through which the deceased owner holds the beneficial interest in such Note:

          - A written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the NASD or a commercial bank or trust company having an office or correspondent in the United States;

          - Appropriate evidence satisfactory to the Company and the Trustee that:

             (1) the Representative has authority to act on behalf of the deceased beneficial owner;

             (2) the death of such beneficial owner has occurred; and

             (3) the deceased was the owner of a beneficial interest in such Note at the time of death; and

          - Instructions to such broker or other entity to notify the Depository of such Representative's desire to obtain repayment pursuant to exercise of the Survivor's Option.

     Such broker or other entity will provide to the Trustee:

          - The written request for repayment and the evidence received from the Representative referred to above; and

          - a certificate satisfactory to the Trustee from such broker or other entity stating that it represents the deceased beneficial owner and that such deceased beneficial owner or his or her Representative individually or collectively held the Note for 120 days.

     Such broker or other entity will be responsible for disbursing any payments it receives pursuant to exercise of the Survivor's Option to the appropriate Representative. See "Book-Entry System."

     DELIVERIES OF DOCUMENTS TO THE CHASE MANHATTAN BANK, AS TRUSTEE, IN CONNECTION WITH THE EXERCISE OF THE SURVIVOR'S OPTION SHALL BE MADE TO THE CHASE MANHATTAN BANK, 450 WEST 33RD STREET, 15TH FLOOR, NEW YORK, NEW YORK 10001-2697,
ATTENTION: CAPITAL MARKETS FIDUCIARY SERVICES, JAMES P. FREEMAN, VICE PRESIDENT.

PAYMENT AND PAYING AGENTS

     Payments of principal, premium, if any, and interest on Notes represented by a Global Note will be made to the Depository through such Paying Agent or Paying Agents in The City of New York as the Company may designate from time to time or by wire transfer to the Depository. See "Book-Entry System." Payments of principal, premium, if any, and interest on Certificated Notes will be made upon surrender of such Notes at the office of such Paying Agent or Paying Agents in The City of New York as the Company may designate from time to time. At the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register for Certificated Notes.

     The principal corporate trust office of The Chase Manhattan Bank, located at 450 West 33rd Street, 15th Floor, New York, New York 10001-2697, has been designated as the Company's sole Paying Agent for payments with respect to the Notes. The Company may at any time designate additional Paying Agents, rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued initially in the form of one or more Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), which will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). DTC and any other depository that may replace DTC as depository for the Notes are sometimes referred to herein as the "Depository."

     Upon issuance, all Notes having the same issue date, interest rate, redemption provisions, provisions for repurchase at the option of the Holder, stated maturity and other provisions will be represented by one or more Global Notes. Except under the limited circumstances described below, Notes represented by Global Notes will not be exchangeable for Certificated Notes.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, such Depository or such nominee, will be considered the sole registered holder of the individual Notes represented by such Global Note for all purposes under the Indenture. Payments of principal and premium, if any, and any interest on individual Notes represented by a Global Note will be made to the Depository or its nominee as the registered holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names. Owners of beneficial interests in a Global Note will not receive or be entitled to receive physical delivery of any such Note. Owners of beneficial interests in a Global Note will not be considered the registered holder thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in this Prospectus.

     The following is based upon information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for one or more Notes is discontinued.

     To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them. Such notices and other communications are subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices. Such payments are customary for securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participant and not of DTC, any Agents, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving 90 days' notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered in exchange for the Notes represented by the Global Notes held by the DTC. See "Certificated Notes."

     In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered in exchange for the Notes represented by the Global Notes held by DTC. See "Certificated Notes."

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. The Company believes such information to be reliable, but the Company takes no responsibility for the accuracy thereof.

     CMS Energy, any Agents, the Trustee, any paying agent and the registrar for the Notes are not responsible or liable for the actions of DTC. Such actions may include, but are not limited to, any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTIFICATED NOTES

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company by the earlier of (i) 90 days from the date the Company receives notice to the effect that the Depository is unwilling or unable to act, or the Company determines that the Depository is unable to act or (ii) the effectiveness of the Depository's resignation or failure to fulfill its duties as Depository, the Company will issue Certificated Notes in exchange for the Notes represented by the Global Notes held by the Depository. In addition, the Company may at any time and in its sole discretion determine not to have Notes represented by a Global Note and, in such event, will issue individual Certificated Notes in exchange for the Notes represented by the Global Note. In either instance, the owner of a beneficial interest in a Note represented by a Global Note will be entitled to have such Note registered in its name and will be entitled to physical delivery of such Note in certificated form. Individual Certificated Notes so issued will be issued in fully registered form, without coupons, in one or more authorized denominations as described above under "General."

     Certificated Notes will be exchangeable for other Certificated Notes of any authorized denominations and of a like aggregate principal amount and tenor.

     Certificated Notes may be presented for exchange as provided above, and may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the office of The Chase Manhattan Bank, the Trustee, in The City of New York, (the "Security Registrar") or at the office of any other transfer agent designated by the Company for such purpose with respect to the Notes and referred to in the applicable Pricing Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such other transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. If a Pricing Supplement refers to any transfer agents (in addition to the Security Registrar) designated by the Company with respect to the Notes, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Notes. The Company may at any time designate additional transfer agents with respect to the Notes.

     The Company will not be required to (i) issue, register the transfer of or exchange Certificated Notes during a period beginning at the opening of business 15 days before the selection of Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any Certificated Note, or portion thereof, called for redemption, except the unredeemed portion of any Certificated Note being redeemed in part.

     If a Certificated Note is mutilated, destroyed, lost or stolen, it may be replaced at the corporate trust office or agency of the Trustee in The City of New York upon payment by the Holder of such expenses as may be incurred by the Company and the Trustee in connection therewith and the furnishing of such evidence and indemnity as the Company and the Trustee may require. Mutilated Notes must be surrendered before new Notes will be issued.

CERTAIN RESTRICTIVE COVENANTS

     The Indenture contains, among others, the covenants described below. Certain capitalized terms used below are defined herein under the heading "Certain Definitions."

     Limitation on Consolidated Indebtedness. The Indenture provides that so long as any of the Notes are Outstanding and until the Notes are rated BBB -- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness", the Company shall not, and shall not permit any Restricted Subsidiary to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, "issue"), directly or indirectly, any Indebtedness unless (a) the Consolidated Coverage Ratio of the Company and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of the Company and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to (i) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (ii) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (iii) the acquisition of any company or business acquired by the Company or any Subsidiary of the Company since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.6 to 1.0 and (b) immediately after giving effect to the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness, the Consolidated Leverage Ratio shall not exceed a ratio of 0.75 to 1.0.

     The foregoing limitation is subject to exceptions for certain revolving Indebtedness to banks provided that the aggregate outstanding principal amount of such revolving Indebtedness shall not exceed $1,000,000,000, Indebtedness outstanding on the date of the original Indenture, certain refinancings and Indebtedness of the Company to a Subsidiary or by a Subsidiary to the Company.

     Limitation upon Restricted Payments. The Indenture provides that, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation upon Restricted Payments", the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to, (i) declare or pay any dividend or make any distribution on the Capital Stock of the Company to the direct or indirect holders of the Company's Capital Stock (except dividends or distributions payable solely in Non-Convertible Capital Stock of the Company or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary) or (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company (any such dividend, distribution, purchase, redemption, repurchase, other acquisition or retirement, being hereinafter referred to as a "Restricted Payment") if at any time the Company or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of Consolidated Net Income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Proceeds received by the Company from the issue or sale of or contribution with respect to its Capital Stock after September 30, 1993.

     The foregoing provisions will not prohibit: (i) dividends or other distributions paid in respect of any class of Capital Stock issued by the Company in connection with the acquisition of any business or assets by the Company or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of Capital

Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock); (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or (iv) payments pursuant to the Tax Sharing Agreement.

     Limitations on Certain Liens. The Indenture provides that so long as any of the Notes are outstanding, the Company shall not create, incur, assume or suffer to exist any Lien intended to or having the effect of conferring upon a creditor of the Company or any Subsidiary of the Company a preferential interest upon or with respect to the Capital Stock of Consumers, Enterprises or CMS Oil & Gas Co. without making effective provision whereby the Notes shall be (so long as such creditor shall be so secured) equally and ratably secured. The foregoing does not apply to (a) Liens securing Indebtedness of the Company, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all of the secured Indebtedness of the Company shall not exceed 10% of Consolidated Assets on such date or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and certain support obligations not to exceed $30 million at any one time outstanding, certain materialmen's, mechanic's and similar liens and certain purchase money liens.

     The foregoing limitations regarding Consolidated Indebtedness, Restricted Payments and Liens do not apply to Consumers, the Company's largest Subsidiary. In addition, they do not currently limit transactions by any of the Company's other Subsidiaries because none of such Subsidiaries would currently fall under the definition of Restricted Subsidiaries.

     Limitation on Transactions with Affiliates. The Indenture provides that so long as any of the Notes are Outstanding, the Company may not, directly or indirectly, conduct any business or enter into any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with an Affiliate unless the terms of such business, transaction or series of transactions are as favorable to the Company as terms that could be obtainable at the time for a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third person. This covenant shall not apply to (i) any compensation paid to officers and directors of the Company which has been approved by the Board of Directors of the Company or (ii) loans to the Company or an Affiliate pursuant to a global cash management program, which loans mature within one year from the date thereof.

     Limitation on Consolidation, Merger, Sale or Conveyance. The Indenture provides that so long as any of the Notes are Outstanding the Company shall not consolidate with or merge into any other person or sell, lease or convey its property as an entirety or substantially as an entirety unless, upon any such consolidation, merger, sale, lease or conveyance, and after giving effect thereto, (i) the person formed by such consolidation or into which the Company shall have been merged or which shall have acquired such property (the "Continuing Entity") shall be a corporation and shall have expressly assumed all of the Company's obligations under the Notes and the Indenture, and (ii) no Event of Default, or an event that, with the lapse of time or the giving of notice or both, would become an Event of Default under the Indenture shall have happened and be continuing, The Indenture also provides that so long as any of the Notes are Outstanding and until the Notes are rated BBB -- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from such provisions, the Company shall not consolidate with or merge into any other person or sell, lease or convey its property as an entirety or substantially as an entirety unless, upon any such consolidation, merger, sale, lease or conveyance, and after giving effect thereto, (i) the Consolidated Net Worth of the Continuing Entity shall be at least equal to the Consolidated Net Worth of the Company immediately prior to the transaction and (ii) the Continuing Entity would be entitled to incur at least $1 of additional Indebtedness (other than revolving Indebtedness to banks) without violating the restriction set forth in "-- Limitations on Consolidated Indebtedness" above.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made thereto for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. "Control" with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Amortization Expense" is an accounting term. Amortization applies to amounts that are recognized as amortization of capital leases, depletion, nuclear fuel, goodwill and assets classified as intangible assets in accordance with generally accepted accounting principles.

     "Capital Lease Obligations" of a person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles. The amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles. The stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. Such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) corporate stock, including any Preferred Stock or Letter Stock.

     "Consolidated Assets" means, at any date of determination, the aggregate assets of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Capital" means, at any date of determination, the sum of:

          - Consolidated Indebtedness;

          - consolidated equity of the common stockholders of the Company and the Consolidated Subsidiaries;

          - consolidated equity of the preference stockholders of the Company and the Consolidated Subsidiaries; and

          - consolidated equity of the preferred stockholders of the Company and the Consolidated Subsidiaries.

     In each case, the individual amounts indicated above would be determined at the date that is in accordance with generally accepted accounting principles.

     "Consolidated Coverage Ratio" with respect to any period means the ratio of
(i) the aggregate amount of Operating Cash Flow for such period to (ii) the aggregate amount of Consolidated Interest Expense for such period.

     "Consolidated Indebtedness" means, without duplication, at any date of determination, the sum of the aggregate Indebtedness of the Company plus the aggregate debt (as such term is construed in accordance with generally accepted accounting principles) of the Consolidated Subsidiaries.

     "Consolidated Interest Expense" means, for any period, the total interest expense in respect of Indebtedness of the Company and its Consolidated Subsidiaries including, without duplication:

          - interest expense attributable to capital leases;

          - amortization of debt discount;

          - capitalized interest;

          - cash and noncash interest payments;

          - commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          - net costs under Interest Rate Protection Agreements (including amortization of discount); and

          - interest expense in respect of obligations of other persons deemed to be Indebtedness of the Company or any Consolidated Subsidiaries under clause (v) or (vi) of the definition of Indebtedness.

     However, Consolidated Interest Expense shall exclude any costs otherwise included in interest expense recognized on early retirement of debt.

     "Consolidated Leverage Ratio" means, at any date of determination, the ratio of Consolidated Indebtedness to Consolidated Capital.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any person if such person is not a Subsidiary, except that (A) the Company's equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Consolidated Subsidiary as a dividend or other distribution and (B) the Company's equity in a net loss of any such person for such period shall be included in determining such Consolidated Net Income; (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; and (iii) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person.

     "Consolidated Net Worth" of any person means the total of the amounts shown on the consolidated balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (i) the par or state value of all outstanding Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

     "Consolidated Subsidiary" means, any Subsidiary whose accounts are or are required to be consolidated with the accounts of the Company in accordance with generally accepted accounting principles.

     "Exchangeable Stock" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

     "Indebtedness" of any person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable; (ii) all Capital Lease Obligations of such person; (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such person for the reimbursement of any obligor or any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of the other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

     "Letter Stock,", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is intended to reflect the separate performance of certain of the businesses or operations conducted by such corporation or any of its subsidiaries.

     "Lien" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

     "Net Proceeds" is the consideration received by the Company for any issuance or sale or contribution in respect of Capital Stock. Net Proceeds consist of the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property. Net Proceeds also include any other consideration other than cash received by the Company. Net Proceeds are these aggregate proceeds and are then reduced for any expenses and taxes associated with the offering. Such expenses include attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale. Taxes would include any taxes paid or payable as a result of the offering. If the fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

     "Non-Convertible Capital Stock" is any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Operating Cash Flow" means for any period, with respect to the Company and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, Amortization Expense, any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

     "Other Rating Agency" means any one of Fitch IBCA, Duff & Phelps or Moody's Investors Service, Inc., and any successor to any of these organizations which is a nationally recognized statistical rating organization.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock," is a type of Capital Stock of any class or classes, however designated, of any corporation. Preferred Stock is Capital Stock that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise must be redeemed prior to the first anniversary of the Maturity of any Outstanding Notes. Redeemable Stock can also be redeemable at the option of the holder thereof at any time prior to the first anniversary of the Maturity of any Outstanding Notes.

     "Restricted Subsidiary" means any Subsidiary (other than Consumers and its subsidiaries) of the Company which at the time of determination had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of the Company and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors of the Company, provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default, or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default, would exist or the Company and its Restricted Subsidiaries could not incur at least $1 of additional Indebtedness under the restriction set forth under "-- Limitations on Consolidated Indebtedness" above and (i) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any state thereof; (ii) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by the Company or a Restricted Subsidiary; (iii) such Restricted Subsidiary must be a Consolidated Subsidiary; and (iv) such Subsidiary must not therefore have been designated as a Restricted Subsidiary.

     "Standard & Poor's" shall mean Standard & Poor's Rating Group, which is a division of McGraw Hill Inc. and shall include any successor thereto which is a nationally recognized statistical rating organization. If such entity shall cease to rate the Notes or shall cease to exist and there shall be no such successor thereto, "Standard & Poor's" shall mean any other nationally recognized statistical rating organization selected by the Company which is acceptable to the Trustee.

     "Subsidiary" means any corporation of which more than 50% of the outstanding Voting Stock is at the time directly or indirectly owned by the parent company and/or one or more companies which are themselves subsidiaries of such parent company. "Subsidiary" means a subsidiary of the Company.

     "Tax Sharing Agreement" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated as of January 1, 1994, as amended or supplemented from time to time. The Tax Sharing Agreement is by and among the Company, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

     "Voting Stock" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to the Notes:

          - default in the payment of interest upon any Note when such interest becomes due and payable and continuance of such default for 30 days;

          - default in the payment of all or any part of the principal of (or premium, if any, on) any Note when it becomes due and payable at its Maturity;

          - default in the performance of any covenants of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture;

          - a default or event of default in respect of any Indebtedness of the Company shall occur which results in the acceleration of $25,000,000 or more of the principal amount of such Indebtedness or Indebtedness of the Company in excess of $25,000,000 shall not be paid at maturity thereof, which default shall not have been waived by the holder or holders of such Indebtedness within 30 days of such default;

          - entry of final judgments against the Company aggregating in excess of $25,000,000 which remain undischarged or unbonded for a period (during which execution shall not be effectively stayed) of 60 days;

          - certain events in bankruptcy, insolvency or reorganization involving the Company.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes, unless such Holders shall have offered to the Trustee reasonable indemnity.

     If an Event of Default with respect to the Notes shall occur and be continuing, (i) either the Trustee or the Holders of at least a majority in aggregate principal amount of the Outstanding Notes may accelerate the maturity of the Outstanding Notes and (ii) the Holders of not less than a majority of the aggregate outstanding principal amount of the Outstanding Notes, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided, however, that after any such acceleration, but before a judgment or decree for payment of the money due has been obtained, the Holders of not less than a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration and its consequences if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification of the Indenture."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default. Such Holder must represent the holders of at least 25% in aggregate principal amount of the Outstanding Notes, such request must be written, and such request must offer satisfactory indemnity to the Trustee to institute such proceeding as trustee. In addition, the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION OF THE INDENTURE

     Certain modifications and amendments of the Indenture require the consent of the Holders of a majority of the Notes. Other modifications and Amendment of the Indenture do not require this consent.

Modifications and Amendments requiring Consent

     The Company and the Trustee may modify and amend the Indenture with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities affected thereby. No such modification or amendment may be made without the consent of the Holder of each Outstanding Security affected. Such modification or amendment includes, but is not limited to, the following:

          - changes to the Stated Maturity of the principal of, or any installment of principal or interest on, any Outstanding Security, or reduction of the principal amount thereof or rate of interest thereon, or change in the Redemption Price applicable to any Security;

          - changes to the place or currency of payment of principal of or premium, if any, or interest on any Security;

          - impairment of the right to institute suit for the enforcement of any such payment on or after the Stated Maturity (or in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date) thereof;

          - reduction in the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture or the consent of whose Holders is required for any waiver or reduction of the percentage required for quorum or voting; or

          - modification of the foregoing requirements.

     The Holders of at least a majority in aggregate principal amount of the Outstanding Securities of a series may waive past defaults with respect to such series except payment defaults. The Holders of at least a majority in aggregate principal amount of all Outstanding Securities may waive compliance by the Company with certain covenants.

Modifications and Amendments not requiring Consent

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any Holder, for any of the following purposes:

          - to evidence the succession of another corporation to the Company;

          - to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities;

          - to add additional Events of Default for the benefit of the Holders of all or any series of Securities;

          - to change any provision of the Indenture to facilitate the issuance of Securities in bearer form

          - to change or eliminate any provision of the Indenture, provided no Outstanding Security of any series is entitled to the benefit of such provision;

          - to secure the Securities;

          - to establish the form or terms of Securities;

          - to provide for the acceptance of appointment by a successor Trustee;

          - to cure any ambiguity, defect or inconsistency in the Indenture provided such action does not materially adversely affect the interests of Holders of Securities or

          - to supplement provisions of the Indenture to permit or facilitate the defeasance or discharge of a series of Securities provided that such action shall not materially adversely affect the interests of Holders of Securities of such Series.

DEFEASANCE, COVENANT DEFEASANCE AND DISCHARGE

     The Indenture provides that the Company may elect (A) to defease and be discharged from all of its obligations with respect to the Securities or any series thereof (except for the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities, to hold monies for repayment in trust and certain other obligations), and that the provisions of the Indenture will no longer be in effect with respect to such Securities (except as aforesaid) ("defeasance") or (B) to be released from its covenants set forth in the Indenture with respect to, among other things, limitation on Consolidated Indebtedness, limitation on Restricted Payments, limitation on transactions with Affiliates, limitation on Liens, limitation on consolidation, merger, sale or conveyance, repurchase obligations on Change in Control, ("covenant defeasance") with respect to such Securities, upon in the case of (A) or (B) the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which, without any reinvestment, but through the scheduled payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the Notes on the scheduled due dates therefor. Such a trust may only be established, if, among other things, (x) such defeasance or covenant defeasance will not result (whether immediately or with notice or lapse of time or both) in a breach or violation of, or constitute a default under, any material agreement to which the Company is party or by which it is bound and (y) the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture.

     In the event the Company exercises its option to effect a covenant defeasance with respect to the Securities of any series as described in the preceding paragraph and such Securities of such series are declared due and payable because of the occurrence of any Event of Default (other than an Event of Default caused by failure to comply with the covenants that are defeased), and the amount of money and U.S. Government Obligations on deposit with the Trustee would be insufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default, the Company will remain liable for such payments.

     The Company may obtain a discharge of the Indenture with respect to all Securities then Outstanding (except for certain obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities, to hold monies for repayment in trust and certain other obligations) when all Securities theretofore authenticated and delivered have, with certain exceptions, been delivered to the Trustee for cancellation or by irrevocably depositing in trust with the Trustee money, and/or U.S. Government Obligations which, without any reinvestment but through the scheduled payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Securities on the Stated Maturities or redemption dates thereof, provided that such Securities are by their terms due and payable, or are to be called for redemption, within one year and the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities will not recognize income, gain or loss for federal income tax purposes as a result of such discharge and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such discharge had not occurred.

THE TRUSTEE UNDER THE INDENTURE

     The Chase Manhattan Bank is the Trustee under the Indenture. The Company maintains banking and borrowing relations with The Chase Manhattan Bank.

                              PLAN OF DISTRIBUTION

     The Agents will be J. W. Korth & Company and such other agents as we may designate from time to time. The names of any additional Agents will be disclosed in a supplement to this Prospectus. Subject to the terms and conditions set forth in a distribution agreement (the "Distribution Agreement") among the Company and the Agents, offers to purchase the Notes will be solicited from time to time by the Agents on our behalf. Under this Distribution Agreement, we may offer the Notes on a continuous basis through the Agents. Each Agent will agree to use its reasonable best efforts to solicit purchases of the Notes. Following such solicitation, the Agents, severally and not jointly, may purchase Notes from us, for their own account, from time to time. Notes acquired by any Agent will be offered either directly to the public or to certain dealers that will then re-offer the Notes to the public. Sales by an Agent to any dealer will be made pursuant to an agreement between such Agent and dealer (each a "Dealer Agreement").

     A Pricing Supplement will set forth the details of each offering of Notes by us. Such details will include, at least, the name of each Agent participating in the distribution of the Notes, the price to the public of the Notes and the proceeds to the Company from such sale. In addition, the Pricing Supplement will indicate any underwriting discounts or commissions and other items constituting Agent's compensation, and any discounts or concessions allowed, re-allowed or paid to dealers. After any initial public offering of Notes pursuant to a Pricing Supplement, the price to the public of such Notes, and the related underwriting discount and selling concession, may be changed.

     The Agent has advised us that all initial offers by any Agents and by any dealers are to be made at prices equal to 100% of the principal amount of the Notes being sold, less price concession. The price offered may be different than 100% of the principal amount only if indicated as such in the Pricing Supplement. A price concession will only apply in the case of an offer by an Agent to a dealer. Any price concession cannot be in excess of the amount set forth in the applicable Pricing Supplement. Offers and sales by Agents or dealers subsequent to the initial offering may be at varying prices determined at the time of sale.

     The Notes will not be listed on any securities exchange and will not be traded, when issued, on any other established trading market. Any Agent may make a market in the Notes, but no Agent is obligated to do so. Any such market making may be discontinued at any time without notice. We make no assurance that a secondary market for the Notes will exist or as to the liquidity or continuation of any such market. Moreover, we reserve the right to withdraw, cancel or modify the offer made hereby at any time without notice. Any withdrawal, cancellation or modification may adversely affect the liquidity of the Notes.

     In order to facilitate the offering of the Notes, any Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, any Agent may over-allot in connection with the offering, thereby creating a short position in the Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Notes, any Agent may bid for, and purchase, the Notes in the open market. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Agents are not required to engage in these activities, and may end any of these activities at any time.

     The Distribution Agreement provides, and the terms of each Dealer Agreement will provide, that the obligations of any Agent or dealer to purchase Notes will be subject to certain conditions precedent. The nature of the Agent's obligations under the Distribution Agreement is such that an Agent will be obligated to purchase all of the Notes offered by any Pricing Supplement naming such Agent, if any of such Notes are purchased. Any Agent or we may terminate the Distribution Agreement at any time upon written notice.

     We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Agents may be required to make in respect thereof.

                                 LEGAL OPINIONS

     Michael D. VanHemert, Assistant General Counsel for CMS Energy, will render opinions as to the legality of the Notes for CMS Energy. Skadden, Arps, Slate, Meagher & Flom LLP, New York, N.Y., counsel for the Agents will pass upon certain legal matters with respect to the Notes. Skadden, Arps, Slate, Meagher & Flom LLP provides legal services to an affiliate of CMS Energy and has, from time to time, provided legal services to CMS Energy. As of June 30, 2000, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP, and formerly employed by CMS Energy owned stock in CMS Energy and Consumers. His holdings consist of approximately 51,734 shares of CMS Energy Common Stock, 10 shares of Consumers $4.50 Series Preferred Stock, $100 par value, and $50,000 aggregate principal amount of certain debt securities issued by CMS Energy. As of June 30, 2000, Mr. VanHemert beneficially owned approximately 4,500 shares of CMS Energy Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of CMS Energy, and reports thereon, as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants. These consolidated financial statements and schedules are included herein in reliance upon the authority of Arthur Andersen as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, and June 30, 2000 and 1999, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information. This limitation of Section 11 responsibility is because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus. This incorporation is in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                               PANHANDLE COMPANIES
                                            PRE-ACQUISITION PRO FORMA             PRO FORMA ACQUISITION
                                     ----------------------------------------   --------------------------
                                                                  ELIMINATION
                           CMS                    RESTRUCTURING     OF DUKE
                         ENERGY      PANHANDLE         AND          ENERGY      ACQUISITION    FINANCING
                       HISTORICAL    HISTORICAL    REALIGNMENT    ACTIVITIES    ADJUSTMENTS   TRANSACTIONS
                       -----------   ----------   -------------   -----------   -----------   ------------
Operating revenue....    $6,103         $133           $--           $ (3)(b)       $(2)(g)       $ --
Operating expenses
Operations and
 maintenance.........     4,342           43            (1)(a)          4(c)
Depreciation and
 amortization........       595           14            (1)(a)         (1)(d)         2(h)
Property and other
 taxes...............       254            7            --             --
                         ------         ----           ---           ----           ---           ----
                          5,191           64            (2)             3             2             --
                         ------         ----           ---           ----           ---           ----
Pretax operating
 income..............       912           69             2             (6)           (4)            --
Other income
 (deductions)........        10            5
Fixed charges........       581           19             2            (13)(e)                       48(j)
                                                                                                    (9)(k)
Income before income
 taxes...............       341           55            --              7            (4)           (39)
Income taxes.........        64           21            --              2(f)         (1)(i)        (13)(l)
                         ------         ----           ---           ----           ---           ----
Consolidated net
 income..............    $  277         $ 34           $--           $  5           $(3)          $(26)
                         ======         ====           ===           ====           ===           ====
Basic earnings per
 average common share
 CMS Energy..........    $ 2.18(o)
                         ======
 Class G.............    $ 4.21(o)
                         ======
Diluted earnings per
 average common share
 CMS Energy..........    $ 2.17(o)
                         ======
 Class G.............    $ 4.21(o)
                         ======
Average common shares
 outstanding
 CMS Energy..........       110
                         ======
 Class G.............         9(o)
                         ======


                        PRO FORMA ACQUISITION
                       ------------------------

                                         CMS
                       INTERCOMPANY    ENERGY
                       ELIMINATIONS   PRO FORMA
                       ------------   ---------
Operating revenue....      $ (4)(n)    $6,216
                            (11)(m)
Operating expenses
Operations and
 maintenance.........        (2)(n)     4,375
                            (11)(m)
Depreciation and
 amortization........        (1)(n)       608
Property and other
 taxes...............                     261
                           ----        ------
                            (14)        5,244
                           ----        ------
Pretax operating
 income..............        (1)          972
Other income
 (deductions)........                      15
Fixed charges........                     628
Income before income
 taxes...............        (1)          359
Income taxes.........        (1)           72
                           ----        ------
Consolidated net
 income..............      $ --        $  287
                           ====        ======
Basic earnings per
 average common share
 CMS Energy..........                  $ 2.27(o)
                                       ======
 Class G.............                  $ 4.21(o)
                                       ======
Diluted earnings per
 average common share
 CMS Energy..........                  $ 2.26(o)
                                       ======
 Class G.............                  $ 4.21(o)
                                       ======
Average common shares
 outstanding
 CMS Energy..........                     110
                                       ======
 Class G.............                       9(o)
                                       ======

See accompanying Notes to Unaudited Pro Forma Combined Income Statement.

                             CMS ENERGY CORPORATION

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

RESTRUCTURING AND REALIGNMENT:

     (a) To reflect the results of operations of Panhandle Storage Company and Trunkline LNG Company, both acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Partners LP and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement.

ELIMINATION OF DUKE ENERGY ACTIVITIES:

     (b) To reflect the elimination of rental income earned by Panhandle on an office building, which was transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (c) To reflect the elimination of pension income recognized by Panhandle on the overfunded pension plans of Duke Energy. Under the provisions of the Stock Purchase Agreement, Duke Energy transferred to CMS Energy an amount of pension assets equivalent to the Panhandle Companies' liabilities assumed by CMS Energy.

     (d) To reflect the elimination of deprecation associated with an office building and certain other assets, which were transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (e) To reflect a reduction in interest expense relating to the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

     (f) To reflect the income tax expense effects of the pro forma adjustments
(b) through (e) at an estimated rate of 35%.

ACQUISITION ADJUSTMENTS:

     (g) To reflect the elimination of non-cash amortization of deferred credits associated with a Trunkline LNG Company rate settlement.

     (h) To reflect depreciation expense on the fair value of property, plant and equipment prospectively depreciated over a revised estimated average remaining life of 40 years. Also reflects amortization expense over a 40-year period of the estimated goodwill recognized in the Acquisition.

     (i) To reflect the income tax expense effects of pro forma adjustment (g) and (h) at an estimated rate of 35%.

FINANCING TRANSACTIONS:

     (j) To reflect the increase of interest expense relating to the issuance of $800 million of Panhandle senior notes with a weighted average interest rate of 6.8% and $1.1 billion of CMS Energy senior notes and trust preferred securities with a weighted average interest rate of 7.5%.

                             CMS ENERGY CORPORATION

                      FOR THE YEAR ENDED DECEMBER 31, 1999

     (k) To reflect the elimination of interest expense incurred in connection with the utilization of bridge financing facilities.

     (l) To reflect the income tax expense effects of pro forma adjustment (j) and (k) at an estimated rate of 35%.

INTERCOMPANY ELIMINATIONS:

     (m) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

     (n) To eliminate three days of activity subsequent to the acquisition which is included in CMS Energy historical amounts.

OTHER:

     (o) Reflects Class G common stock as outstanding from January 1, 1999 to October 25, 1999. Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G common stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $0.26 and $0.25, respectively, and Class G's basic and diluted earnings per share were increased $3.31.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                              PANHANDLE COMPANIES
                                           PRE-ACQUISITION PRO FORMA                           PRO FORMA ACQUISITION
                                    ----------------------------------------   -----------------------------------------------------
                                                                 ELIMINATION
                                                 RESTRUCTURING     OF DUKE                                                    CMS
                       CMS ENERGY   PANHANDLE         AND          ENERGY      ACQUISITION    FINANCING     INTERCOMPANY    ENERGY
                       HISTORICAL   HISTORICAL    REALIGNMENT    ACTIVITIES    ADJUSTMENTS   TRANSACTIONS   ELIMINATIONS   PRO FORMA
                       ----------   ----------   -------------   -----------   -----------   ------------   ------------   ---------
Operating revenue....   $ 2,869        $133          $  --         $   (3)(b)      $(2)(g)       $ --          $  (4)(n)    $2,982
                                                                                                                 (11)(m)
Operating expenses
 Operations and
 maintenance.........     1,979          43             (1)(a)          4(c)                                      (2)(n)     2,012
                                                                                                                 (11)(m)
Depreciation and
 amortization........       288          14             (1)(a)         (1)(d)        2(h)                         (1)(n)       301
Property and other
 taxes...............       126           7             --             --                                                      133
                        -------        ----          -----         ------          ---           ----          -----        ------
                          2,393          64             (2)             3            2             --            (14)        2,446
                        -------        ----          -----         ------          ---           ----          -----        ------
Pretax operating
 income..............       476          69              2             (6)          (4)            --             (1)          536
Other income
 (deductions)........        17           5                                                                                     22
Fixed charges........       253          19              2            (13)(e)                      (9)(k)                      300
                                                                                                   48(j)
Income before income
 taxes...............       240          55             --              7           (4)           (39)            (1)          258
Income taxes.........        67          21             --            2(f)          (1)(i)        (14)(l)         (1)           74
                        -------        ----          -----         ------          ---           ----          -----        ------
Consolidated net
 income..............   $   173        $ 34          $  --         $    5          $(3)          $(25)         $  --        $  184
                        =======        ====          =====         ======          ===           ====          =====        ======
Basic earnings per
 average common share
 CMS Energy..........   $  1.50                                                                                             $ 1.59
                        =======                                                                                             ======
 Class G.............   $  1.28                                                                                             $ 1.28
                        =======                                                                                             ======
Diluted earnings per
 average common share
 CMS Energy..........   $  1.48                                                                                             $ 1.57
                        =======                                                                                             ======
 Class G.............   $  1.28                                                                                             $ 1.28
                        =======                                                                                             ======
Average common shares
 outstanding CMS
 Energy..............       108                                                                                                108
                        =======                                                                                             ======
 Class G.............         9                                                                                                  9
                        =======                                                                                             ======

See accompanying Notes to Unaudited Pro Forma Combined Income Statement.

                             CMS ENERGY CORPORATION

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

RESTRUCTURING AND REALIGNMENT:

     (a) To reflect the results of operations of Panhandle Storage Company and Trunkline LNG Company, both acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Partners LP and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement.

ELIMINATION OF DUKE ENERGY ACTIVITIES:

     (b) To reflect the elimination of rental income earned by Panhandle on an office building, which was transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (c) To reflect the elimination of pension income recognized by Panhandle on the overfunded pension plans of Duke Energy. Under the provisions of the Stock Purchase Agreement, Duke Energy transferred to CMS Energy an amount of pension assets equivalent to the Panhandle Companies' liabilities assumed by CMS Energy.

     (d) To reflect the elimination of deprecation associated with an office building and certain other assets, which were transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (e) To reflect a reduction in interest expense relating to the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

     (f) To reflect the income tax expense effects of the pro forma adjustments
(b) through (e) at an estimated rate of 35%.

ACQUISITION ADJUSTMENTS:

     (g) To reflect the elimination of non-cash amortization of deferred credits associated with a Trunkline LNG Company rate settlement.

     (h) To reflect depreciation expense on the fair value of property, plant and equipment prospectively depreciated over a revised estimated average remaining life of 40 years. Also reflects amortization expense over a 40-year period of the estimated goodwill recognized in the Acquisition.

     (i) To reflect the income tax expense effects of pro forma adjustment (g) and (h) at an estimated rate of 35%.

FINANCING TRANSACTIONS:

     (j) To reflect the increase of interest expense relating to the issuance of $800 million of Panhandle senior notes with a weighted average interest rate of 6.8% and $1.1 billion of

                             CMS ENERGY CORPORATION

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

CMS Energy senior notes and trust preferred securities with a weighted average interest rate of 7.5%.

     (k) To reflect the elimination of interest expense incurred in connection with the utilization of bridge financing facilities.

     (l) To reflect the income tax expense effects of pro forma adjustments (j) and (k)at an estimated rate of 35%.

INTERCOMPANY ELIMINATIONS:

     (m) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

     (n) To eliminate three days of activity subsequent to the acquisition which is included in CMS Energy historical amounts.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PRICING SUPPLEMENT IN CONNECTION WITH THE OFFERINGS COVERED BY THIS PROSPECTUS AND ANY PRICING SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT. NEITHER THIS PROSPECTUS NOR ANY PRICING SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH THIS PROSPECTUS AND ANY PRICING SUPPLEMENT RELATE IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Where to Find More Information......    1
Prospectus Summary..................    2
Risk Factors........................   13
Forward-Looking Information.........   18
Ratio of Earnings to Fixed
  Charges...........................   19
Use of Proceeds.....................   19
The Company.........................   20
Description of General Term
  Notes(R)..........................   26
Plan of Distribution................   49
Legal Opinions......................   50
Experts.............................   50
Unaudited Pro Forma Financial
  Information.......................  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                  $300,000,000

                               [CMS ENERGY LOGO]
                                   CMS ENERGY
                                  CORPORATION
                             GENERAL TERM NOTES(R),
                                    SERIES F
                  -------------------------------------------

                             PROSPECTUS SUPPLEMENT
                  -------------------------------------------
                       PRUDENTIAL SECURITIES INCORPORATED
                               DECEMBER 15, 2000
             ------------------------------------------------------
             ------------------------------------------------------